SHARED CAPITAL COOPERATIVE

July 10, 2025

REGULATION A OFFERING CIRCULAR

UNDER THE SECURITIES ACT OF 1933

2388 University Ave, Suite 300

St. Paul, Minnesota 55114

612-767-2100

https://sharedcapital.coop/

This Offering Circular relates to the offering (the “Offering”) by Shared Capital Cooperative (the “Cooperative”), of 1,500,000 shares ($15,000,000 at $10 per share) of Class A Preferred Stock (the “Shares”) and 16,000 5-year promissory notes ($8,000,000 at $500 minimum per note), 7,000 7-year promissory notes ($3,500,000 at $500 minimum per note), and 7,000 10-year promissory notes ($3,500,000 at $500 minimum per note) (collectively, the “Investment Notes,” and collectively with the Shares, the “Securities”), for a total offering amount of $30,000,000, in order to grow its capacity for lending to cooperatives. The minimum investment amount in the Securities is $500.00.

Please see the description of the Shares and the terms of the Investment Notes below under the heading “Securities Offered.” This offering will begin promptly after receiving notice of qualification by the Securities and Exchange Commission.

The Securities are to be offered on a best-efforts basis. There is no minimum sales amount of the Securities and thus no escrow account will be used. This is a continuous offering, and the end date of the offering will be the earlier of the sale of all Securities or three years from the date of qualification. There is no underwriter of this offering.

Shares:

	Price to the public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
Per share/unit:	$10.00	$0.00	$10.00	$0.00
Total Minimum:	None	$0.00	N/A	$0.00
Total Maximum:	$15,000,000	$0.00	$15,000,000	$0.00

Investment Notes:

	Price to the public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other persons
Per share/unit: Investment Notes are offered at a purchase price equal to their principal amount (per investor min. $500.00, max. as limited by Regulation A)		$0.00	Proceeds received by the issuer without deduction.	$0.00
Total Minimum:	None	$0.00	N/A	$0.00
Total Maximum:	$15,000,000	$0.00	$15,000,000	$0.00

You may view and download the full Offering Circular on the Securities and Exchange Commission EDGAR System.

The amount of offering expenses for this offering is $37,500 comprising legal fees and blue sky compliance costs. No underwriter costs, sales commissions or finders fees will be paid. Audit costs are not included as they are an annual expense unrelated to the costs of this offering.

Investment in the Securities is speculative and involves significant risk. Please see the risks relating to an investment in the Class A Preferred Stock or the Investment Notes under the heading “Risk Factors”.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These Securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

Shared Capital Cooperative may limit this offering or offering amounts in certain states where restrictions may apply to the offering of securities in such state, or where Shared Capital has limited the offering in any particular state for any other reason.

In making an investment decision, all Investors must rely on their own examination of Shared Capital and the terms of the offering, including the merits and risks involved.

The Securities have not been approved or disapproved, or recommended, by the Securities and Exchange Commission or by the securities regulator of any state, nor has any authority passed upon or endorsed the merits of this Offering or the accuracy or adequacy of this Offering Circular. Any representation to the contrary is a criminal offense.

These Securities are subject to restrictions on transferability and resale and may not be transferred or resold except as permitted under the Securities Act of 1933, as amended, and applicable state securities laws, pursuant to registration or exemption therefrom. Investors should be aware that they will likely have to hold their Class A Preferred Stock indefinitely, and that they will likely have to hold their Investment Note for its full term.

This Offering Circular contains all the representations by Shared Capital concerning this Offering, and no person shall make different or broader statements than those contained herein. Investors are cautioned not to rely on any information not expressly set forth in this Offering Circular.

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SUMMARY

Shared Capital Cooperative (“Shared Capital” and “the Cooperative”) is a community development lender that provides financing and technical assistance to cooperative small businesses and housing projects throughout the United States. Shared Capital is certified as a Community Development Financial Institution (“CDFI”) by the U.S. Department of Treasury’s CDFI Fund. Shared Capital is organized as a cooperative corporation under Minnesota law; our members are cooperatives, who borrow and invest in the fund, and individuals, who seek to support a cooperative economy. Shared Capital’s mission is to build a just, equitable, and democratic economy by financing cooperative enterprises. In order to increase our capacity to achieve our mission, we are offering both debt and equity investment options.

Shared Capital is offering private debt (“Investment Notes”), which is unsecured, subordinated, term loans offered with a choice of terms. The investor may choose a term of 5 years, 7 years, or 10 years. The interest rate varies according to the selected term. All principal and interest are paid with a balloon payment at maturity, however, investors with at least $25,000 in Investment Notes may elect to receive interest payments annually.

The Investment Notes issued under this offering are unsecured and subordinated to all other debt except for loans issued to members holding Voting Stock of the Cooperative. Notes issued to members of the Cooperative are subordinated to all debt issued to non-members of the Cooperative. The Cooperative currently has outstanding notes that are senior in position to the Investment Notes offered here and may later obtain additional loans that are senior to the Investment Notes offered here.

Shared Capital is also offering investments in its Class A Preferred Stock (“the Shares”). The Shares are offered at $10.00 per share and may receive a dividend only if, as, and when dividends are declared by the Shared Capital’s board of directors (the “Board”). Dividends are not cumulative. Annual dividends can be no greater than 8% of the purchase price of the Shares under Minnesota cooperative statute. The Board has adopted a target of issuing annual dividends of 5%, or a range from 3-6%. The Shares have no voting rights and do not appreciate in value. Shares are intended to be long-term, patient investments, and purchasers are asked to plan to hold the Shares for a period of at least five years. All redemptions are at the sole discretion of the Board.

In addition to the Shares available through this offering, Shared Capital Cooperative also offers two other types of stock: Voting Stock and Non-voting Stock. Voting Stock is only available to cooperatives and individuals who are eligible for membership in the Cooperative. To become members, a cooperative or individual purchases one share of Voting Stock at $10.00 per share plus additional paid in capital in an amount determined by the size of the organization. The total dollar amount of the share of Voting Stock plus additional paid in capital ranges from $150 to $10,000 for cooperatives and $100 for individuals. Only owners of Voting Stock are eligible to vote. Each owner of Voting Stock is entitled to only one vote in the affairs of the Cooperative, regardless of the number of shares of Voting Stock or additional paid in capital owned. Redemption of Voting Share is upon termination of membership and is at the sole discretion of the Board. Shares do not appreciate in value and are redeemed at par value.

Holders of Voting Stock may receive dividends, and any dividends issued are based on the members’ patronage with the Cooperative, which is the amount of interest and/or dividends paid during the year by the member to the Cooperative “Patronage Dividends”. In any year, the Cooperative may only issue Patronage Dividends on Voting Stock if the holders of the Class A Preferred Shares have received dividends in an amount at least equal to the total amount of Patronage Dividends paid to the Cooperative’s members.

Non-voting Stock is available at $10 per share to any entity or individual. It does not receive any dividends and has no defined redemption rights. It is intended as permanent capital, and any redemption is at the sole discretion of the Board.

In this Offering Circular, a person who invests in either the Class A Preferred Stock or an Investment Note is referred to as an “Investor.” For a full description of the Class A Preferred Stock and the Investment Notes, please see the section entitled “Securities Offered.”

Summary of Financial Information

Shared Capital is a CDFI lender with nearly 50 years of operating history. Over the past five years (2019 to 2024), Shared Capital’s assets have nearly doubled from $13.4 million to $26.6 million, and annual revenue has grown by 150%. The gross profit from lending activities increased by 22.7%, for an average annual growth of 4.5%, as we achieved greater scale. We are positioned to continue our work to advance our mission to build a cooperative economy, expand our lending to cooperatives, and deepen the impact of our work in communities.

RISK FACTORS

EACH INVESTOR IS AWARE THAT AN INVESTMENT IN THE COOPERATIVE IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF THE ENTIRE INVESTMENT, AND SUCH INVESTOR HAS CAREFULLY READ AND CONSIDERED THE FOLLOWING RISK FACTORS AND ALL MATTERS SPECIFIED IN THESE SUBSCRIPTION DOCUMENTS IN DETERMINING WHETHER OR NOT TO INVEST IN THE COOPERATIVE AS SPECIFIED HEREIN. EACH INVESTOR UNDERSTANDS THAT THE FOLLOWING FACTORS ARE NOT AN ALL-INCLUSIVE LIST OF POSSIBLE RISKS INHERENT IN THE OFFERING.

Risks Related to the Business of the Cooperative

Member-Owned, Member-Controlled

The Cooperative is owned by its members, who are cooperatives or cooperatively governed organizations and individuals. The members own the entirety of the Voting Stock. The members include current, former, and potential future borrowers of the Cooperative, and many of those members are also Investors in the Cooperative. The Cooperative’s Board of Directors is elected entirely by its members. This legal structure ensures that the members have a financial stake in the performance of the fund and that the Cooperative maintains accountability to its member borrowers, which supports the Cooperative’s business of providing financing to cooperative businesses and housing projects throughout the United States. The legal structure also supports the Cooperative’s mission to build a just, equitable, and democratic economy by investing in cooperative enterprises. This structure means that Investors in the Shares will have no control over the Cooperative’s business and no right to vote for directors unless investors are also members of the Cooperative. Investors will have to rely on the business judgment and skill of the members and the Board the members elect. The Board is responsible for considering the interests of all investors. However, investors who are not otherwise eligible for membership have no voting rights. Investors must rely upon the judgment and skills of the Board in directing the operations of the Cooperative.

Cooperative Nature of our Business

Because we are a cooperative, our Board may have priorities that are different from those of a standard investor-owned company. In particular, we prioritize the long-term success of our operations in support of our members. These priorities may lead us to make decisions that prioritize the long-term well-being of the cooperative enterprise ecosystem and the long-term success of our cooperative financing operations over short-term profitability or returns to investors, including Investors in the Shares or Investment Notes.

Conflicts of Interest Relating to Management and Decision Making of the Cooperative and Related Risks to Investors

The Cooperative’s voting control is held by members of the Cooperative, who hold all of the Voting Stock of the Cooperative and all rights to elect the Board. Nonmember investors have no voting control. The Cooperative members include current, former, and potential future borrowers of the Cooperative and thus have interests in and transactions with the Cooperative. This structure presents potential conflicts of interest between members and the Board on the one hand and Investors on the other. The Cooperative has policies in place to manage actual and potential conflicts of interest; all members of the board of directors are required to disclose potential conflicts at least annually in a written disclosure; and all related party transactions are disclosed to the Cooperative’s independent auditor. However, the members and the Board may make decisions that are in the best interests of the Cooperative’s mission to prioritize supporting cooperative enterprises, including the cooperatives that the members and Board represent, rather than to prioritize profit making and dividends to holders of the Shares.

The Cooperative’s Compliance with Government Rules and Regulations Could Affect Its Business

The Cooperative must comply with applicable local, state, and federal rules, laws, and regulations. The Cooperative believes that it does comply with the rules and regulations required of it. However, if the Cooperative operates in breach of the law, it may be subject to penalties that could impede its ability to continue doing business, or it may be subject to lawsuits. If it fails to comply with the law, the Cooperative may have to stop operating, which would cause Investors to lose their investment.

CDFI Certification and Key Relationship Risk

The Cooperative is certified as a Community Development Financial Institution (CDFI) by the United States Department of Treasury’s CDFI Fund. Certification as a CDFI provides eligibility to apply for grants, loans, and equity investments through the CDFI Fund. In addition, compliance with certification as a CDFI is required by many of the Cooperative’s current and potential funders and investors. To be a certified CDFI, the Cooperative must maintain an appropriate business model and structure as a financial institution, offer technical assistance and training resources to its borrowers, and maintain a majority of business activities that serve target markets of the CDFI Fund, which are communities not served adequately by conventional financial institutions, and comply with annual certification reporting. The Cooperative has been a certified CDFI since 1998 and expects to maintain certification over the coming years. However, any failure to maintain compliance with certification requirements, or any decision by the Cooperative to no longer seek certification, could result in significant and adverse business impacts through requirements to repay certain current grants, equity investments, or loans, and the loss of access to future grants, loans, and investments from certain government and private sources.

Risk to the Cooperative Due to Borrower Risk

The Cooperative’s financial health depends upon the successful repayment of loans made to its member-borrowers. Economic factors that negatively affect one or more of the Cooperative’s borrowers could result in financial difficulties for the Cooperative. As a specialized lender to cooperative businesses and housing, the Cooperative at times may have significant exposure to certain types of business. To mitigate this risk, the Cooperative limits its lending to any single borrower to no more than 10% of the Cooperative’s assets and as a matter of practice typically maintains a concentration of funds with a single borrower of 5% or less. The Cooperative seeks to maintain a diversified portfolio of housing, commercial real estate, and small business loans across different sectors and geographic areas so that changes in specific sectors or regions do not pose unnecessary risk.

Loans issued by the Cooperative are generally secured with the borrower’s assets. However, assets such as equipment, leasehold improvements, inventory, and accounts receivable may carry limited resale value or may be challenging to liquidate in the event of default. Some loans are secured with mortgages on real estate, but declining values in real estate markets could result in a reduction in the collateral coverage of the Cooperative’s loans. These factors could increase the risk of losses in the event of default by a borrower. Furthermore, because some of the loans issued by the Cooperative are subordinate to senior lenders, in the event of default or foreclosure, collateral values may not be adequate to cover all debt and could result in losses to the Cooperative.

The Cooperative files appropriate liens and mortgages, but the value of collateral may fall short of the amount due on the loan in the event of default. The Cooperative seeks to mitigate borrower risk through regular monitoring of borrowers’ financial condition and proactive outreach and assistance to borrowers that may be experiencing financial challenges. The Cooperative also maintains loan loss reserves to mitigate potential losses, but such reserves may not be adequate to cover all debt owed to the Cooperative.

The Cooperative Could Be Subject to Unanticipated Regulations

There may be existing regulations that management is not aware of, and new regulations affecting the Cooperative’s business or services could be adopted in the future. Any such regulations could be costly or impossible for the Cooperative to comply with. Furthermore, the adoption or modification of laws or regulations relating to lending or other areas of the Cooperative’s business could limit or otherwise adversely affect the way it currently conducts its business. In addition, the continued growth and development of CDFIs and other lenders could lead to more stringent lending or licensing laws, which could impose additional burdens on the Cooperative. If the Cooperative is required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause the Cooperative to incur additional expenses or alter its business model.

Dependence on Key Personnel

Much of the Cooperative’s success depends on the skills, experience, and performance of its key personnel. The Cooperative’s success also depends on the Cooperative’s ability to recruit, train, and retain qualified personnel. The loss of the services of any of the members of senior management or other key personnel, or the Cooperative’s inability to recruit, train, and retain senior management or key personnel, may have a material adverse effect on the Cooperative’s business, operating results, and financial condition. The Cooperative has developed a succession plan detailing how to replace key persons in the case of death, disability or sudden departure and maintains key person insurance. However, the Cooperative cannot eliminate all risk of business disruption due to the loss of key personnel.

Revisions to Use of Proceeds

It is possible that the use of the proceeds will be revised by management or that adequate funds will not be raised by the Cooperative. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Cooperative. The failure of management to apply such funds effectively could have a material adverse effect on the Cooperative’s business, prospects, financial condition, and results of operations.

No Minimum Raise Amount

The offering has no minimum raise amount, and therefore the Cooperative can retain any amount that is invested. Even if no significant amount is raised, no proceeds will be returned.

Tax Treatment as a Cooperative

The Cooperative is taxed as a cooperative under Subchapter T of the Internal Revenue Code. Under Subchapter T, a cooperative is not taxed on amounts of patronage-sourced income withheld from its members in the form of qualified per-unit retains, on amounts distributed to its members in the form of qualified written notices of allocation, or on money or other property distributed to its members as “patronage dividends” as defined by Subchapter T. Instead, such amounts are taxed directly to the members. Revenue attributable to non-patronage sourced income and non-qualified distributions made to members, however, are taxed at the cooperative level.

The Internal Revenue Service, from time to time, challenges the tax status of cooperatives, asserting that the challenged entity is not operating on a cooperative basis or that some or all of the entity’s income does not arise from a “patronage” transaction. These challenges can be based on a variety of factors, including the nature of the cooperative’s business, its interaction with its members, and the portion of its business done for or with its members. The Cooperative does not always subtract patronage distributions from its taxable income. If it were to do so, however, and if it were then determined that the Cooperative is not a “cooperative” for the purposes of the Internal Revenue Code, those deductions would have to be reversed, with a negative tax consequence to the Cooperative. However, because the Cooperative holds substantial tax loss carry forwards, it does not anticipate issues with federal tax obligations on its income for many years.

Potential for New or Existing Services Could Be Eroded by Competition

Any continued future success that the Cooperative might enjoy will depend upon many factors, including factors beyond the control of the Cooperative, which cannot be predicted at this time. These factors may include but are not limited to: changes in or increased levels of competition in the Cooperative’s lending activities and in raising capital for deployment through the Cooperative’s lending activities, including the entry of additional competitors and increased success by existing competitors; changes in general economic conditions; and reduced margins caused by competitive pressures. These conditions could have a material adverse effect upon the Cooperative’s business, operating results, and financial condition.

If the Cooperative Fails To Promote and Maintain Its Brand in the Market, the Cooperative’s Business, Operating Results, Financial Condition, and Its Ability To Attract Customers Could Be Materially Adversely Affected.

The Cooperative’s success depends on its ability to maintain and expand brand awareness for its service and financial product offerings. This may require capital to allow the Cooperative to market its products and services and to expand brand recognition and maintain customer loyalty. The Cooperative can offer no assurances that it will be successful in maintaining its competitive edge or in establishing new awareness of the Cooperative’s brand, which allows the Cooperative to effectively compete in this market. The importance of brand recognition will continue to increase because low barriers of entry to the financial product and services industry may result in an increased number of direct competitors. To promote the Cooperative’s brand, the Cooperative may be required to continue to increase its financial commitment to creating and maintaining brand awareness. The Cooperative may not generate a corresponding increase in revenue to justify these costs.

Tax Risks

No representation or warranty of any kind is made by the Cooperative, the officers, directors, counsel to the Cooperative, or any other professional advisors thereto with respect to any tax consequences of any investment in the Cooperative. EACH PROSPECTIVE INVESTOR SHOULD SEEK THE INVESTOR’S OWN TAX ADVICE CONCERNING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE ORGANIZATION.

Federal Income Tax Consequences

The Cooperative has not sought or received any opinion of counsel or ruling from the Internal Revenue Service with respect to the income tax consequences of this offering. Potential Investors should consult their tax advisors regarding specific questions as to federal, state, or local taxes.

Risks Related to Investment in the Notes

The Investment Notes Do Not Have Protective Provisions Such As the Use of Sinking Funds

The Investment Notes do not include provisions such as: a sinking fund provision whereby all or a reasonable portion of the issue is to be retired in installments prior to maturity, a negative pledge or equal protection clause restricting the creation of liens on the property of the issuer, or a restriction on the creation of other funded debt.

The Investment Notes Are Not Issued Under a Trust Indenture

The Investment Notes are not being issued under a trust indenture, and there is no bank or trust acting as a trustee.

Additional Senior Debt

The Investment Notes issued under this offering are unsecured and subordinated to all other debt except for loans issued to members holding Voting Stock of the Cooperative. Notes issued to members of the Cooperative are subordinated to all debt issued to non-members of the Cooperative. The Cooperative currently has notes senior to the Investment Notes offered here and may later obtain additional loans that are senior to the Investment Notes offered here, and thus there is a chance that the Investor may lose their investment or be delayed in repayment because, among other reasons, the Cooperative may be required to pay back senior debt before paying back the Investment Notes.

Risks Related to Investment in the Shares

Issuance of Dividends Is Not Guaranteed

The decision whether to pay dividends on the Shares is entirely at the discretion of the Board of the Cooperative. The Board will consider multiple factors when making a decision to pay dividends, including the financial condition and performance of the Cooperative. The Cooperative’s goal is to pay dividends ranging from 3% per annum to 6% per annum, with a target of 5% per annum. However, prospective investors must recognize that in any given year the Board may decide not to declare a dividend on the Class A Preferred Stock, or to declare a dividend that is lower than past dividends.

The financial performance and condition of the Cooperative will impact its ability to pay dividends and to repay its equity holders over time. While the Cooperative has operated profitably in many years during its history, it has also experienced years in which it has not operated profitably. Therefore, there can be no assurance that it will be profitable, or able to pay dividends on shares, in the future.

Dividends Will Not Be Cumulative

Dividends on the Shares are not cumulative, meaning that if a dividend is not paid in any given year, a dividend will not accrue, and the Cooperative will not be under any obligation to pay a dividend in future years.

The Board Has Previously Made Arrangements to Consider Certain Series A Preferred Shareholders’ Requests for Redemption

The Board has agreed to consider certain foundations’ requests for redemption terms, under specific circumstances, at the time of those foundations’ investment in the Cooperative, in exchange for special considerations such as accompanying grants, extended holding period, and/or forgoing dividends. With respect to these redemption arrangements, the Board maintains the right to reject or postpone the foundations’ redemption requests or convert such payment on redeemed shares to debt. Two foundations have, as of the date of this filing, requested redemption of their Shares. As of the date of this filing, the Board has approved the redemption of the Shares held by one of the foundations to be paid within the next 90 days, while the other foundation’s request has not been approved. The Cooperative is also considering a nonprofit investment with an arrangement to consider redemption on a specific time frame. The Cooperative’s response to, and eventual implementation, of these foundations’ redemption requests may slow the Cooperative’s ability to approve later redemption requests by other holders of the Shares including Shares held by Investors in this offering. Investors in this offering may not be able to redeem their Shares on the timetable they request as the foundations’ requests predate any redemption request that would be made from an Investor in this offering.

Lack of Liquidity of Shares

Investors must acquire the Shares for investment purposes only without any intention of distribution or resale. There is no public market for the Shares. Moreover, the Shares are not freely transferable, and are only transferable or redeemable at the discretion of the Board. While investors cannot be assured of immediate liquidity with respect to the Shares, it is the desire of the Cooperative that investors be provided with the opportunity for redemption of the Shares over the coming years. To complete any such redemption, it will be necessary for the Cooperative to either obtain the resources from its operations or from future sales of equity securities. Consequently, although the Cooperative will seek to provide investors with the opportunity for liquidity with respect to the investment in the Shares, there can be no assurance that the Cooperative will have the resources for that purpose at any particular time.

The Shares Have No Voting Rights

The Shares are non-voting stock. As a Minnesota cooperative, the Cooperative is governed by its members who hold Voting Stock and 100% voting control over governance matters, including the election of the Board. While the Board seeks to consider and represent the interests of all investors, holders of the Shares who are not members or who are not eligible for membership in the Cooperative will not be able to cast votes representing their own interests in matters submitted to a vote of the Cooperative’s members, including election of members of the Board.

Our Shares Will Be Subordinate to All of Our Debts and Liabilities

The Shares are equity interests that will be subordinate to all future indebtedness of the Cooperative with respect to claims on our assets. In any liquidation, all of our debts and liabilities must be paid before any payment is made on the Shares.

Fixed, Arbitrary Offering Price

The offering price for the Shares is fixed and arbitrary, representing the par value of the Shares as established in the Cooperative’s Amended and Restated Articles of Incorporation. The Cooperative has not conducted and does not conduct any valuation of its Shares. The share price bears no relationship to established value criteria such as net tangible assets or a multiple of earnings per share and should not be considered an indication of the actual value of the Cooperative.

Risks Related Generally to an Investment in the Cooperative and the Securities Offered

Risks to the Cooperative’s Liquidity

Nearly all the Cooperative’s outstanding investment notes payable are term loans to the Cooperative with scheduled maturity dates, as are the Investment Notes offered here. Historically, renewal rates have been extremely high, and the Cooperative generally anticipates that a significant percentage of maturing investment notes will renew each year. However, external economic factors or organizational performance could lead to higher-than-expected withdrawals and redemptions of investment notes in the future. If many holders of investment notes were to be withdrawn at maturity, this could result in a significant reduction in the Cooperative’s liquidity, greatly hinder the Cooperative’s ability to issue new loans, or even cause the Cooperative to be unable to meet its current obligations. The Cooperative seeks to mitigate this risk in part through its liquidity policy to maintain adequate cash reserves and by closely monitoring projected cash flow from its borrowing and lending activities.

Interest Rate Risk and Impact on Cooperative Margins

The Cooperative earns profits on the margin between the rates at which it raises and re-lends capital. Changes in the prevailing interest rates can have an impact on the Cooperative’s business model and financial performance. Significant reductions in prevailing interest rates in commercial and real estate lending could have an impact on the Cooperative’s bottom line. The Cooperative takes steps to manage margins by containing the cost of capital and charging adequate interest rates to borrowers. However, because the Investment Notes are issued at a fixed interest rate, the Cooperative would not be able to readily reduce the interest it pays on outstanding Investment Notes to offset the lost income.

Risks of Real Estate Investment

The Cooperative invests in cooperatively owned commercial real estate and multi-family housing developments. Investment in real estate entails risks unique to each property, project, and market. The Cooperative holds a mortgage on the real estate and the property serves as a secondary source of repayment, in the event of business failure, default, or foreclosure. Lending to any real estate project includes risk including but not limited to the following:

●	Market risk. Real estate prices are affected by a variety of factors, including local and national economic conditions, interest rates, inflation, public policy, location, and property maintenance. If prices decline, then there is a risk that the Cooperative will not be able to recover the full amount of the loan in the event of foreclosure.

●	Liquidity risk. Investments in real estate are highly illiquid, and so converting the property to cash can be challenging.

●	Operating expense risk. Higher than expected operating costs due to inflation or unexpected capital and maintenance issues can create operating risks for the business. Furthermore, in the event of foreclosure, the lender may need to carry those operating costs for a period of time.

●	Regulatory risk. Regulatory compliance issues can create increased costs for the business or delays in occupancy. Regulatory factors could include historic preservation status, environmental regulations, and other regulatory requirements.

●	Permitting delays. Obtaining permits from the relevant permitting authorities is unpredictable, and delays could negatively impact the ability of the project to implement its business plan.

If a real estate project in which the Cooperative has invested experiences one or more of the preceding challenges, it may impact the ability of the borrower to repay the loan which, in turn, may lead to a loan default and a loss of income for the Cooperative.

Regulatory Risk

The Cooperative operates as a non-bank financial institution, meaning it is not regulated as a bank or credit union. A change in the regulatory framework for non-bank community development financial institutions like the Cooperative could have a significant impact on the Cooperative’s ability to raise capital and make loans. Because returns paid to investors and rates on loans issued to borrowers are already within the ranges of those issued by regulated financial institutions, it is not anticipated these items would be affected by regulatory changes. However, the costs associated with becoming more regulated could be significant and prohibitive for an institution of the Cooperative’s size. Furthermore, the added reporting and compliance activities that would likely be required under such a regulation could significantly increase the cost of doing business for the Cooperative. At the same time, failure to comply with a new regulatory framework could result in more limited access to capital from both government and private sources or reduce or eliminate its ability to make loans to cooperatives.

Transfer Restrictions and Reporting Obligations

The Offering of the Investment Notes and Shares is made pursuant to the qualification of the Offering under Regulation A of the Securities Act of 1933 (“the Securities Act”) and other applicable state securities laws or regulations of other appropriate jurisdictions. An investment in the Cooperative should be considered only as a long-term investment due to transfer restrictions imposed by federal and state regulations. IT IS UNLAWFUL TO CONSUMMATE A SALE OR TRANSFER OF THIS SECURITY, OR ANY INTEREST THEREIN, OR TO RECEIVE ANY CONSIDERATION THEREFOR, WITHOUT THE PRIOR WRITTEN CONSENT OF THE APPLICABLE SECURITIES REGULATORS, EXCEPT AS PERMITTED. Pursuant to Regulation A, the Cooperative has periodic and current reporting obligations pursuant to Securities Act Rule 257(b) following qualification of the Tier 2 Offering Statement.

Right To Terminate Offering

The Cooperative has the right to terminate this offering of Securities at any time, regardless of the number of Securities that have sold.

No Assurance of Return of Principal or Guarantee of Return on Investment

No assurance can be given that an Investor will realize a substantial return on investment, or any return at all, or that an Investor will not lose a substantial portion or all of the investment. If the Cooperative should file for bankruptcy protection, or if a petition for bankruptcy is filed by creditors against the Cooperative, Investor funds may become part of the bankruptcy estate and administered according to the bankruptcy laws. For this reason, each prospective Investor should carefully read this memorandum and all exhibits attached hereto and should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

No Warranty of Projections or Assumptions

Projections concerning the business or financial affairs of the Cooperative that may be provided to prospective Investors, including without limitation those set forth in this Offering Circular and its exhibits, cannot be guaranteed. Any projections or forward-looking statements are based upon assumptions that the management of the Cooperative believes to be reasonable. However, there can be no assurance that actual events will correspond to the assumptions, and the projections should be viewed merely as financial possibilities and not as a prediction or guarantee of future performance. For example, the Cooperative projects that its equity as a percentage of total assets is expected to be at least 20% in 2025, but this projection is not guaranteed. Additionally, the Cooperative has targeted an annual dividend on the Shares at 5% or in a range of 3-6%, but that target and target range is also not guaranteed. The assumptions upon which the Cooperative’s projections are based should be carefully reviewed by each prospective Investor. Projections or conclusions regarding the financial condition of the Cooperative, including projections regarding the profitability of the Cooperative, may be substantially adversely affected by variances from the assumptions or expectations of market conditions made by the Cooperative.

The Offering Will Be Conducted on a Best Efforts Basis, but There Can Be No Assurance That the Cooperative Can Raise the Capital It Needs

The Shares and Notes are being offered by the Cooperative on a “best efforts basis,” without the benefit of a placement agent. The Cooperative can provide no assurance that this Offering will raise the maximum amount of the offering, or even raise sufficient capital for the Cooperative’s lending activities. The Cooperative may be unable to secure additional equity investments or loans at the level shown in its projections or at all. If less than the maximum proceeds are available, the Cooperative’s business plans and prospects for the current fiscal year could be adversely affected or may need to be revised accordingly.

In addition to the capital to be raised through this Offering, the Cooperative relies on raising grants and contributions to support its annual operations and programs. Some grant funds and donations will have restrictions on how money can be spent. If the Cooperative is not able to secure grant funding at the levels projected, the Cooperative may fail to meet its operating budget or may have fewer reserves to absorb any loan losses. This could affect the Cooperative’s ability to issue dividends on or redeem Shares, to pay the interest on Notes or repay the principal when due on the Notes.

The Cooperative May Require Additional Funds

The Cooperative currently anticipates that the net proceeds of this Offering will be sufficient to meet its anticipated needs for capital expansion during the offering period. However, the Cooperative may need to raise additional funds in order to fund more rapid expansion or to respond to capital needs, particularly if less than the maximum Offering is raised by the Cooperative. There can be no assurance that additional financing will be available on terms favorable to the Cooperative, or at all. If adequate funds are not available or are not available on acceptable terms, the Cooperative’s ability to fund its expansion, take advantage of expansion opportunities, develop or enhance products and services, or respond to capital needs would be significantly limited. Such limitation may have a material adverse effect on the Cooperative’s business, operating results, and financial condition.

Risk of Rescission for Certain Previous Issuance of Securities

The Cooperative had a previously qualified continuous 3-year Regulation A offering dated November 3, 2021. The Cooperative did not file annual post-qualification amendments after its 2021 qualification to update the Cooperative’s financial statements per Rule 252(f)(2)(i) of Regulation A. While the Cooperative did continue to file annual and semi-annual financial reports with the Securities and Exchange Commission, this failure to file amendments to the previous qualification may leave the Cooperative open to claims of rescission by purchasers of the Cooperative’s equity and debt securities sold between November 3, 2022 and November 3, 2024.  There were $2,151,017.60 in debt securities sold, and $2,109,806.74 in equity securities sold during this timeframe. The cooperative does not have any contingent liabilities beyond this.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Offering Circular contains forward-looking statements. From time to time, additional written forward-looking statements may be made by the Cooperative. Such forward-looking statements may include projections of revenues, income or loss, capital expenditures, business relationships, financings, proposed financings or investments by third parties, product development, plans for future operations, and plans relating to products of the Cooperative, as well as assumptions relating to the foregoing. Such statements are based upon management’s current expectations, beliefs, and assumptions about future events, are other than statements of historical fact, and involve a number of risks and uncertainties.

The words “believe,” “may,” “will,” “could,” “would,” “plan,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or the negative or plural of these words or similar expressions identify forward-looking statements, which speak only as of the date the statement was made but are not the exclusive means of identifying such statements. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified. Future events and actual results could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Offering Circular -- including those contained in the Section entitled “Risk Factors” -- describe factors, among others, that could contribute to or cause such differences. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this Offering Circular may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Except as required by law, neither the Cooperative nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The Cooperative undertakes no obligation to update publicly any forward-looking statements for any reason after the date of this Offering Circular to conform these statements to actual results or to changes in its expectations except as required by continuing reporting requirements under Regulation A.

You should read this Offering Circular, and the documents that the Cooperative references in this Offering Circular and has filed with the Securities and Exchange Commission as exhibits to the Form 1-A of which this Offering Circular is a part, with the understanding that the Cooperative’s actual future results, levels of activity, performance, and events and circumstances may be materially different from what the Cooperative expects.

DILUTION

The Cooperative’s shares of Class A Preferred Stock have only been sold at their par value of $10 per share to all shareholders, and the Shares will be offered at the same price to the public for the duration of the present offering. No officer, director, employee, or any other person involved in the offering has purchased any share of Class A Preferred Stock at any price other than $10 per share, and no such person has any right to purchase any Class A Preferred Stock at any price other than $10 per share.

As of the date of this offering, the Cooperative has 505,720 outstanding Class A Preferred Shares. If 25 percent of the Share offering is sold, 880,720 shares will be outstanding at the end of the offering. If 50 percent of the Share offering is sold, 1,255,720 shares will be outstanding at the end of the offering. If 75 percent of the Share offering is sold, 1,630,720 shares will be outstanding at the end of the offering. If 100 percent of the Share offering is sold, 2,005,720 shares will be outstanding at the end of the offering.

Class A Preferred Stock does not confer ownership or voting rights, is not transferable, and is redeemable only at par value plus dividends earned; therefore, dilution of shares is not applicable.

PLAN OF DISTRIBUTION

How to Invest

Before subscribing to invest, a potential Investor should read this Offering Circular, in particular the information under the heading “RISK FACTORS.”

To invest, go to SharedCapital.coop/Invest, click on the INVEST button, and follow the instructions to invest through the online portal www.svxus.org. If you require investment materials on paper, please contact Shared Capital at invest@sharedcapital.coop or 612-767-2100.

Limitations on Amount Investors Can Invest

Generally, any individual 18 years of age or older and any organization may invest in this Offering. However, if one is not an “accredited investor,” as further defined below, the amount one can invest is limited by law.

In order to purchase the Shares or the Investment Notes, and prior to the acceptance of any funds from an Investor, each Investor will be required, in the Subscription Agreement, to represent that the Investor is either an accredited investor or is in compliance with the 10% of net worth or annual income limitation on investment in this offering.

Under federal regulations (17 CFR §230.501), the term “accredited investor” includes:

●	An individual who has an individual net worth, or joint net worth with the person’s spouse or spousal equivalent, that exceeds $1 million at the time of the purchase, excluding the value of the person’s primary residence;

●	An individual with income exceeding $200,000 in each of the two most recent years or joint income with a spouse or spousal equivalent exceeding $300,000 for those years and a reasonable expectation of reaching the same income level in the current year;

●	An individual who holds a Series 7, 65, or 82 securities license issued by FINRA;

●	A registered broker dealer;

●	A registered investment advisor;

●	Any entity in which all of the equity owners are accredited investors;

●	Any legal entity not formed for the specific purpose of acquiring the securities offered, with total assets exceeding $5 million (requirements for who makes the investment decisions apply in certain cases);

●	An employee benefit plan, within the meaning of the Employee Retirement Income Security Act, if a bank, insurance company, or registered investment adviser makes the investment decisions or if the plan has total assets in excess of $5 million or, if the plan is self-directed, if investment decisions are made solely by persons who are accredited investors;

●	A bank, savings and loan association, insurance company, registered investment company, business development company, or small business investment company; and

●	A director or executive officer of Shared Capital.

“Spousal equivalent” means a cohabitant occupying a relationship generally equivalent to that of a spouse.

If an Investor falls within any of those categories, then that Investor may invest any amount of their choosing. If an Investor does not fall within the meaning of “accredited investor,” then the most they may invest in this offering is the greater of:

●	10% of the Investor’s annual income; or

●	10% of the greater of the Investor’s annual revenue or net assets at fiscal year-end.

NOTE: Net worth is defined as the difference between total assets and total liabilities. This calculation must exclude the value of one’s primary residence and may exclude any indebtedness secured by one’s primary residence (up to an amount equal to the value of your primary residence). In the case of fiduciary accounts, net worth and/or income suitability requirements may be satisfied by the beneficiary of the account or by the fiduciary, if the fiduciary directly or indirectly provides funds for the purchase of the Securities.

This offering is not available in all states, provinces, or countries. Shared Capital may limit this offering or offering amounts in certain states where restrictions may apply to the offering of securities in such state, or where Shared Capital has limited the offering in any particular state for any other reason.

Acceptance of Subscriptions

Upon the Cooperative’s acceptance of a Subscription Agreement, the Cooperative will countersign the Subscription Agreement and issue the Shares or Notes subscribed. Shares subscribers will receive the executed Subscription Agreement. No certificate is issued for Shares. Notes subscribers will receive the executed Subscription Agreement along with a Promissory Note. Once the Investor submits the Subscription Agreement and it is accepted, the Investor may not revoke or change the subscription or request repayment of subscription funds. All accepted Subscription Agreements are irrevocable.

Right To Reject Subscriptions

Shared Capital reserves the right to reject any prospective investor’s subscription in whole or in part for any reason. If the Offering terminates, or if any prospective investor’s subscription is rejected, all funds received from such Investor will be returned without interest or deduction.

Duration of Offering

The Offering will commence promptly upon qualification of this Offering Statement by the Securities and Exchange Commission and will close upon the earlier of (1) the receipt of proceeds of this Offering totaling $30,000,000; (2) within three years after qualification as the continuous offering is designed to be sold within two years but may be sold up to three years after qualification, or (3) at such date prior to two years from qualification as may be determined by Shared Capital.

The Offering may be terminated at the Cooperative’s election at any time. There is no minimum raise required.

The term of the Notes will start upon receipt of good funds and a signed Subscription Agreement.

At the same time the Cooperative is raising funds from this Offering, it may seek other additional sources of funding, including other loans, equity investments, and grants.

No Minimum, No Escrow

There is no minimum offering amount that must be subscribed before a subscription becomes binding and the funds are released to Shared Capital; therefore, there is no arrangement to return funds to subscribers if a minimum subscription amount is not reached.

Best Efforts

The Shares and Notes are being offered directly by the Cooperative on a “best efforts” basis, without an underwriter or broker dealer. Best efforts means the executive officers and directors of the Cooperative will use their commercially reasonable best efforts in an attempt to sell the Shares and Notes. No executive officer or director will receive any commission or any other remuneration for these sales. In offering the Shares and Notes on behalf of the Cooperative, the executive officers and directors will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The Shares and Notes will not be listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the Shares and Notes, and the Shares and Notes generally may not be sold, transferred, assigned, pledged, or disposed of, in whole or in part, without the prior written consent of the Cooperative.

Advertising, Sales, and Other Promotional Materials

The Cooperative is offering these Securities directly to the public at the following website: www.sharedcapital.coop/invest and at www.svxus.org.

In addition to this Offering Circular, subject to limitations imposed by applicable securities laws, the Cooperative expects to use additional advertising, sales, and other promotional materials in connection with this Offering. These materials may include public advertisements and audio-visual materials, in each case only as authorized by the Cooperative. Although these materials will not contain information in conflict with the information provided by this Offering Circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to the Securities, these materials will not give a complete understanding of this Offering, the Cooperative, or the Securities, and are not to be considered part of this Offering Circular. This Offering is made only by means of this Offering Circular, and prospective investors must read and rely on the information provided in this Offering Circular in connection with their decision to invest.

Restrictions

Other Information Is Not Authorized

No person has been authorized to give any information or to make any representation with respect to the Cooperative or this Offering except such information as is contained in this Offering Circular. Only information or representations contained herein may be relied upon as having been authorized. The information in this Offering Circular supersedes and replaces in its entirety any information previously distributed to, provided to, or viewed by any Investor.

No Legal, Accounting, Tax, or Investment Advice.

This Offering Circular is intended to provide prospective Investors with information necessary for an informed investment decision. However, nothing contained herein is intended as legal, accounting, tax, or investment advice, and it should not be taken as such. Each Investor must rely on their own examination of the Cooperative and the terms of this Offering, including the merits and risks involved. Prospective investors are not to construe the contents of this Offering Circular (or any prior or subsequent communication from the Cooperative, its affiliates, and their employees, or any professional associated with this offering) as legal, accounting, tax, or investment advice. Each Investor should consult their own personal counsel, accountant, and other advisors as to the legal, accounting, tax, economic, and related matters concerning the investment described herein and its suitability for the Investor. An Investor must be willing, and have the financial capacity to purchase, a high-risk investment which cannot easily be liquidated.

No counsel to the Cooperative has verified or investigated any of the statements or representations made in this Offering Circular or any of its Exhibits.

Reporting Requirements Under Tier 2 of Regulation A

The Cooperative’s previous and this current Tier 2, Regulation A offerings require the Cooperative to comply with certain ongoing disclosure requirements under Rule 257 of Regulation A. The Cooperative has and will continue to be required to file: an annual report with the SEC on Form 1-K; a semiannual report with the SEC on Form 1-SA; current reports with the SEC on Form 1-U; and a notice under cover of Form 1-Z. The necessity to file current reports may be triggered by certain corporate events. Parts I & II of Form 1-Z will be filed by the Cooperative if and when it decides to and is no longer obligated to file and provide annual reports pursuant to the requirements of Regulation A.

Risk of Delivery

The Investor, not the Cooperative, bears the risk of delivery for the Subscription Agreement, payment, and all other documents required for this Offering. The Cooperative prefers that all documents be executed electronically and online, and that all payments be made by Automated Clearing House (“ACH”). If the Investor chooses to deliver documents and payment by mail, the Cooperative recommends the use of insured and registered mail. The Cooperative also recommends allowing for a sufficient number of mailing days to ensure that the Cooperative receives your documents and payments before the applicable expiration date.

Interpretation

All questions as to the validity, form, eligibility, including time of receipt, and acceptance of any subscription will be determined by the Cooperative, in its sole discretion, which determination shall be final and binding. The Cooperative reserves the absolute right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Class A Preferred Shares or Notes pursuant thereto could be deemed unlawful. The Cooperative also reserves the right to waive any defect with regard to any particular subscription. The Cooperative shall not be under any duty to give notification of any defect or irregularity in a subscription, nor shall it incur any liability for failure to give such notification. Investments will not be deemed to have been made until any such defect or irregularity has been cured or waived within such time as the Cooperative shall determine. Investments with defects or irregularities that have not been cured or waived will be returned to the appropriate Investor as soon as possible.

USE OF PROCEEDS

The net cash proceeds from the sale of the Class A Preferred Stock and the issuance of the Investment Notes, after deducting estimated offering expenses, is estimated to be approximately $29,962,500.00. There is no assurance that any specified amount will be raised from the sale of Shares or the issuance of Investment Notes. The cash proceeds raised in this offering will be primarily used to make loans to or a limited amount of equity investments in the Cooperative’s members in accordance with the terms and conditions of the Cooperative’s loan policies. Currently, equity investments made by the Cooperative constitute 1.56% of its portfolio. The Cooperative estimates that between 0.50% and 2.00% of the proceeds will be invested in member equity. The remainder will be used for loan capital and administrative and overhead costs. The Cooperative does not compensate members of the Board of Directors. To the extent that proceeds are used to pay officers, such proceeds will only be used for salary and benefits, and any payments to officers will not be based on any officers’ work related to the success of this offering. The Cooperative does not anticipate any material changes to the use of proceeds should the full amount of the securities not be sold. The Cooperative does reserve the right to change the use of proceeds but at this time does not anticipate doing so. Proceeds of this offering may be used, in part, to retire existing indebtedness and/or to redeem shares of the Cooperative.

The use of proceeds by category based on the percent of the Securities sold in the offering is as follows:

Use of funds	25% of total raise	50% of total raise	75% of total raise	100% of total raise
Loan Capital	99.00%	99.00%	98.50%	98.25%
Equity Investments	0.00%	0.50%	1.00%	1.50%
Administrative Costs*	1.00%	0.50%	0.50%	0.25%

*	Note that the Cooperative does not use proceeds of capital raises to pay for general operating costs as those types of costs are supported by earned revenue and/or grant funding.

DESCRIPTION OF SHARED CAPITAL COOPERATIVE’S BUSINESS

Overview

Shared Capital Cooperative is a community development lender that provides financing and assistance to cooperative small businesses and housing throughout the United States. Shared Capital is certified as a Community Development Financial Institution (CDFI) by the U.S. Department of Treasury’s CDFI Fund.

Shared Capital’s mission is to build a just, equitable, and democratic economy by investing in cooperative enterprises. People come together in cooperatives to collectively address challenges and create opportunities. We believe that by supporting the formation and expansion of cooperatives, we help communities build more inclusive and resilient local economies.

Shared Capital provides financing to cooperatives that are creating positive impacts for their members and their communities. We prioritize investments in cooperatives organized by low-income and other economically marginalized communities that have been excluded from access to capital from other sources, including women and communities of color. Over 85% of our investments are made to cooperatives organized by and serving people of color, women, and low-income communities.

Shared Capital is a cooperative association owned by more than 300 cooperatives. Shared Capital’s democratic governance model provides accountability to the communities where we work through our member cooperatives. The members nominate, elect, and serve on the Board and loan committee and make important governance decisions, such as approving changes to the articles of incorporation and bylaws, and in addition, members can borrow from and invest in Shared Capital. As a cooperative association, profits may be reinvested into the organization or distributed to member-borrowers as a rebate on a portion of the interest they paid on their loans during the year.

Organizational Background

Shared Capital has a 45-year track record of financing cooperatives. Shared Capital was founded in 1978 by a group of cooperatives in Minneapolis-St. Paul that pooled their resources to create a mutual aid, revolving loan fund when they could not access bank financing. Since inception, we have made more than 1000 loans to cooperatives totaling over $80 million.

For three decades, Shared Capital operated as a regional, multi-state organization serving the Upper Midwest under the name Northcountry Cooperative Development Fund. In 2010, in response to unmet demand for financing and assistance to cooperatives in other regions of the US, the Cooperative expanded its geographic boundaries and began operating nationally. In 2015, the name was changed to Shared Capital Cooperative to reflect the nature and geographic scope of our work.

The Cooperative’s Membership and Equity Structure

The Cooperative’s General Structure

In many cooperatives, the holders of equity with voting rights are often referred to as members. Shared Capital Cooperative has organizational and individual members. Organizational membership in the Cooperative is open to all legally incorporated cooperatives and organizations operating or intending to operate on a cooperative basis. Individual membership is available to any individual. Application for membership in the Cooperative must be made to and approved by the Board. Any member must comply with the requirements of the bylaws and other Board requirements, and each member is required to purchase one share of Voting Stock plus an amount of additional paid in capital based on the size of the organizations. Every holder of Voting Stock is therefore required to be a member of the Cooperative. The Cooperative’s Voting Stock may be issued to cooperative associations, nonprofit corporations, other corporations, LLCs, or individuals who have been approved for membership in the Cooperative by the Board of Directors. Only owners of Voting Stock are eligible to vote in the affairs of the Cooperative.

The Cooperative has three classes of stock: Voting Stock, Non-voting Stock, and Class A Preferred Stock, each of which is described below. The Voting Stock represents the voting interest of members, and each member owns one share of Voting Stock. The Non-voting Stock represents additional non-voting equity of members and non-members. The securities offered in this Offering are shares of Class A Preferred Stock, which is a dividend-bearing, non-voting class of stock described more fully below. The amount of authorized stock for the three classes is as follows: 10,000 shares of Voting Stock; 10,000,000 shares of Non-voting Stock; and 10,000,000 shares of Class A Preferred Stock. Each class has a par value of Ten Dollars ($10.00) per share. All shares of the Cooperative’s stock may be transferred only with the consent and approval of the Cooperative’s Board. None of the Cooperative’s stock has any preemptive rights or conversion rights.

A principle tenant of cooperative organizations is that each member (or in this case, each holder of Voting Stock) has equal voting power with every other member. Thus, regardless of the number of shares owned, of any class of the Cooperative’s shares, each member (or holder of Voting Stock) has only one vote. Shared Capital Cooperative’s governing documents do not permit dividends to be paid on Voting Stock. However, patronage distributions may be paid to members of the Cooperative and those members are, in this case, also holders of Voting Stock. In the Cooperative, patronage distributions may be made from the net profit from business done by the Cooperative with the member and allocated in such a manner as to qualify them as patronage dividends consistent with cooperative principles, applicable state and federal laws, and generally accepted accounting principles. Pursuant to the articles of incorporation of the Cooperative, patronage dividends shall not be declared to the members of the Cooperative unless the holders of the Class A Preferred Stock have received a cumulative total annual dividend of an amount at least equal to the cumulative total annual patronage dividend to be declared.

Voting Stock and Membership

As of December 31, 2024, there were 474 members of the Cooperative holding 474 outstanding shares of Voting Stock worth $4,740. This includes 342 cooperatives and 132 individuals. The Voting Stock can be owned only by those who qualify for membership under the Cooperative’s Amended and Restated Bylaws. The Voting Stock represents the membership voting interests in the Cooperative, and it is the Cooperative’s only class of stock with voting rights. Membership is open to cooperatives, organizations operating on a cooperative basis, and individuals, all as approved by the Board. Each organizational member is entitled to one (1) vote regardless of the number of shares held or equity invested. Members vote to elect the board of directors, approve changes to the articles of incorporation and bylaws, dissolve the corporation, among other typical rights of voting shareholders. Individual members vote as a unit, with the vote of the majority of the unit counting as one (1) vote. In director elections, individual members voting separately as a class elect one director every three years to serve a three-year term. Organizational members elect all other directors, for a total of 7 to 11 directors. The Cooperative does not use cumulative voting.

The Board of Shared Capital establishes minimum equity which a member must purchase. For cooperative enterprises, this amount is based on the member’s total assets and ranges from $150 for cooperatives with assets of $50,000 or less to $10,000 for members with assets of over $25 million. For housing cooperatives, the amount is based on the number of housing units at a rate of $50 per unit, or $25 per unit for housing cooperatives with a HUD low-income designation or in which 50% or more of members are students. The minimum amount for housing cooperatives is $500 and maximum is $6,000. For low-income or student housing the minimum is $250 and maximum is $3,000. Individual members are required to purchase $100 in member equity. In all cases, the equity purchase includes one voting share valued at $10 and the balance is Additional Paid in Capital or non-voting shares issued to the member. As of December 31, 2024, members held $632,968 in Additional Paid in Capital and retained patronage.

Shared Capital operates its business on a cooperative basis. Accordingly, surplus is allocated to its members on the basis of patronage, as patronage dividends within the meaning of Subchapter T of the Internal Revenue Code (or as non-qualified allocations in the same amount as patronage dividends). This means that after making all payments due on the Cooperative’s debts, after paying any dividends on Class A Preferred Stock, and after setting aside capital reserves, the Cooperative’s Board determines whether there is a surplus of net income that can be allocated to members. If so, the Cooperative allocates that surplus to members in proportion to the members’ use of the Cooperative’s services, or “patronage.” “Patronage” in this case means the interest paid on loans by members of the Cooperative.

If the Board decides to issue a patronage dividend, each member borrower will receive an amount calculated based on the member’s total interest payments in proportion to the total of all such payments by all members. The Board determines the form of the patronage dividend, which can be paid in part as equity credits or Non-voting Stock. There is no dividend on the Voting Stock, but members may receive a patronage dividend based on their use of the Cooperative’s lending services, as described above. Shared Capital may not pay a patronage dividend to members unless a dividend of at least the same total amount has been paid on Class A Preferred Stock in that year.

When a Member terminates its membership, the Cooperative redeems its single share of Voting Stock. If a member defaults on a loan, the Cooperative will terminate their membership and apply the member’s equity against the outstanding balance. The Voting Stock does not have any other redemption rights.

Shared Capital is taxed as a cooperative under Subchapter T of the Internal Revenue Code. A cooperative is not taxed on amounts of patronage-sourced income withheld from its members in the form of qualified per-unit retains, on amounts distributed to its members in the form of qualified written notices of allocation, or on money or other property distributed to its members as patronage dividends. Instead, such amounts are taxed directly to the members. Revenue attributable to non-patronage-sourced income is taxed at the cooperative level and again upon distribution to members.

In the event of a liquidation, after the Cooperative’s assets have been distributed to holders of Class A Preferred Stock as described below, the Cooperative’s assets will next be used to pay to holders of Voting Stock and Non-voting Stock the par value of each share held on a pro rata basis, with Voting Stock and Non-voting Stock given equal priority. Any remaining assets must be given to a nonprofit organization.

At this time, one of Shared Capital’s directors is an individual member of Shared Capital: Matthew Epperson. Five employees — Ashley Anderson, Christina Jennings, Mark Downey, Adam Trott, and Rhonda Weidling — are individual members of Shared Capital.

Non-voting Stock

The Cooperative may issue Non-voting Stock in exchange for equity investments by non-members, and the Cooperative also may use Non-voting Stock to reflect members’ paid-in capital and retained earnings allocated to members, including patronage dividends. As of December 31. 2024, there were 155,645shares of Non-voting Stock outstanding worth $1,556,451. Any organization or individual approved by the Board may hold Non-voting Stock, whether a member or non-member. Holders of Non-voting Stock have no voting or approval rights. No dividends are paid on the Non-voting Stock. In the event of a liquidation, after the Cooperative’s assets have been distributed to holders of Class A Preferred Stock as described below, the Cooperative’s assets will next be used to pay to holders of Voting Stock and Non-voting Stock the par value of each share held on a pro rata basis, with Voting Stock and Non-voting Stock given equal priority.

The Cooperative has the discretion but not the obligation to allocate retained earnings to a revolving fund, which can be used to repurchase Non-voting Stock. The Cooperative is not obligated to redeem Non-voting Stock at any given time. There is no other sinking fund for redemption of Non-voting Stock.

Class A Preferred Stock

Class A Preferred Stock is described more fully below in the section entitled Securities Offered. In relation to the other types of the Cooperative’s stock, the Shares have a dividend preference and may receive dividends on an annual noncumulative basis when, as, and if declared by the Board. The Board may declare a dividend on the Shares of up to eight percent (8%) with the amount of any such dividend to be determined by the Board. The Shares have a dividend preference such that in no event shall any patronage dividend be declared to the members of the association unless the holders of the Class A Preferred Stock have received a cumulative total annual dividend of an amount at least equal to the cumulative total annual patronage dividend to be declared. The Shares have no voting rights except as required by law. Holders of Shares may request redemption of all or part of their Shares at any time following the date of issuance by a written request to the Cooperative. Upon receipt of such redemption request, the Board, in its sole discretion, may offer to redeem some or all of the requested portion of the holder’s Shares.

As of the date of this filing, the Cooperative has the following number of shares outstanding:

Class	Number of Shares
Voting Stock	474
Non-voting Stock	155,645
Class A Preferred Stock	516,196

Management and Governance

Shared Capital is managed by a team of thirteen employees with experience in community development finance, commercial lending, and cooperative development, management, and finance. Shared Capital is governed by an eleven-member volunteer board of directors. Directors are nominated and elected to three-year terms by the membership through competitive annual elections, and officers are elected annually by the board. Directors bring expertise in cooperative businesses and housing, finance, law, management, community development, cooperative development, lending, and CDFIs. The board has full authority regarding declaration of Class A Preferred Stock dividends, as well as redemption of Class A Preferred Stock, for which it follows guidelines that consider factors including the amount of time the shares have been held, the order in which redemptions are requested, the amount of the proposed redemption, the Cooperative’s liquidity and ability to meet current and future obligations, impact on the balance sheet (the Cooperative’s equity-to-assets ratio, in particular), and compliance with covenants of lenders, investors, and funders. Class A Preferred shareholders are not members and have no voting rights (unless they elect to also purchase voting shares, the eligibility and voting rights for which are fully described above in The Cooperative’s Membership and Equity Structure). Further, the board sets strategic priorities for the Cooperative, and approves all operational policies, but does not engage in day-to-day operations. Members (specifically, holders of Voting Shares) vote on board elections, removal of board members, changes to the articles of incorporation, dissolution, any business brought before the membership at the annual meeting, and on all matters that are required by law.

The Cooperative’s Board is comprised of representatives of its members and there are protective provisions in place to inform the Board’s decision making. The board members have a fiduciary duty to the organization as a whole (not only to the Cooperative’s members) and must abide by the Cooperative’s policies governing the board including a conflicts of interest provision in the Cooperative’s policy manual which requires board members to disclose all actual or potential conflicts of interest and to abstain from any decision making role related to such conflicts. Annually, each board member acknowledges, by signature, receipt of the Cooperative’s conflict of interest policy which describes, among other matters, who is an interested person, what constitutes a financial interest and explains the board member’s duty to disclose any such conflict, and they provide a written disclosure of any relationships that could pose a conflict. Furthermore, the Articles of Incorporation of the Cooperative provide that in no event shall the board declare any patronage dividend to the members of the Cooperative unless the holders of the Class A Preferred Stock have received a cumulative total annual dividend of an amount at least equal to the cumulative total annual patronage dividend to be declared to its members.

Shared Capital is committed to having a diverse staff and board, in terms of race, gender, age, and experience. Currently, the staff is 54% people of color and 46% women and non-binary individuals. The Board is 45% people of color and 55% women and non-binary individuals. The officers of the Board are 50% people of color and 75% women and nonbinary individuals. (See more information about management and the Board in the section Directors, Executive Officers, and Significant Employees.)

CDFI Certification

Shared Capital is certified as a CDFI by the U.S. Department of Treasury’s CDFI Fund. Certification as a CDFI provides eligibility to apply for grants, loans, and equity investments through the CDFI Fund. In addition, compliance with certification as a CDFI is required by many of the Cooperative’s current and potential funders and investors. To be a certified CDFI, the Cooperative must be primarily engaged in delivery of financial products and services, offer technical assistance and training resources to its borrowers, and deliver the majority of its business activities to serve the Cooperative’s approved target markets of the CDFI Fund, which are people residing in and operating businesses in economically distressed communities. The Cooperative has been a certified CDFI consistently since 1998 and expects to maintain certification over the coming years. Most recently. The Cooperative received renewal of its certification in June 2025. However, any failure to maintain compliance with certification requirements, or any decision by the Cooperative to no longer seek certification, could result in significant and adverse business impacts through requirements to repay certain current grants, equity investments, or loans, and the loss of access to future grants, loans, and investments from certain government and private sources.

Business Activities

Shared Capital provides financing to cooperatively owned businesses across multiple sectors, including retail, services, manufacturing, agriculture, and housing. Shared Capital works with all types of cooperatives, including employee-owned worker cooperatives, consumer-owned food co-ops, other consumer-owned businesses, small farmer and producer-owned cooperatives, and multi-family, affordable housing for students, individuals, families, and seniors.

Shared Capital focus on cooperatives that create positive impacts for members and the broader community, such as those that generate quality, living-wage jobs, facilitate democratic workplaces, create dignified, affordable housing, cultivate sustainable local food systems, provide access to healthy foods, build community-owned assets, and reinvest in local communities. In addition to financing, Shared Capital supports cooperatives with technical assistance (TA) and training that we deliver directly and through partners and referrals.

Shared Capital generates the majority of its earned revenue from interest and fees on its lending activities. We also receive grants and donations from individuals, foundations, companies, and government programs to support our operations, lending, TA, and training programs. We generate some additional revenue from servicing loans and administering loan programs on behalf of other organizations, as well as from occasional consulting services and speaking honoraria.

Loan Programs and Products

Shared Capital offers flexible and creative debt financing to meet the needs of cooperative businesses and housing cooperatives. Any business or multi-family housing organization that is operating on a cooperative basis is eligible to apply. We underwrite applications based on a variety of criteria, including business track record, project feasibility, management, governance, collateral coverage, repayment capacity, and the potential to create positive impacts for the cooperative’s members and the community.

Shared Capital’s loans typically range in size from $5,000 to up to 5% of Shared Capital’s assets, which is currently approximately $1,250,000. The average loan size is just over $200,000. Term loans are generally made for 5-7 years but may be as long as 10 years. Lines of credit are typically from 1-3 years. The weighted average interest rate on loans is 7.05% annually, and interest rates in the portfolio range from 4.5% to 8.5%, depending on risk, social impact, and program funding source restrictions.

Loans can be used to finance equipment, inventory, or leasehold improvements, to acquire or develop or rehab real estate, and for working capital. The majority of loans are business loans, which account for $11,567564, which is 50.4% of the loan portfolio and is secured by business assets. Commercial real estate loans total $3,155,630, which is 13.75% of the portfolio, and multifamily housing loans are approximately $8,161,073, or 35.6% of the loan portfolio as of December 31, 2024. Commercial real estate loans and multi-family housing loans are secured by mortgages, and business loans are secured by business assets.

In addition to debt financing, Shared Capital makes a limited number of equity investments in cooperatives through investments in preferred shares and other equity vehicles. Equity investments range in size from $5,000 to $350,000 and have a target return of 5-8% annually. Over the past ten years, Shared Capital has made four equity investments totaling $475,000, which represents less than one percent )of our financing activities. As of December 31, 2024, there are $337,459 in equity investments outstanding, which is less than one and a half percent (1.5%) of the Cooperative’s outstanding loan and investment portfolio.

In support of our mission, we have also developed several specialized lending programs  :

●	The Worker Ownership Fund (WOF) is committed to increasing access to financing for worker-owned businesses and to support the creation of more democratic workplaces in low-income communities throughout the US. Shared Capital launched WOF in 2007 in collaboration with the US Federation of Worker Cooperatives and with the financial support of worker cooperatives and their allies. Between January 1, 2019 and June 30, 2025, Shared Capital has loaned $11 million to 70 borrowers under this program. Investors have the option to indicate that they would like the Cooperative, if feasible and at the Cooperative’s discretion, to target their investments to the Worker Ownership Fund but such requests do not restrict the Cooperative from utilizing the investment amounts for other programs.

●	Accelerate Employee Ownership is a collaborative initiative of Shared Capital and technical assistance partner Project Equity that aims to expand the number of employee owned businesses and create and sustain high-quality jobs in local communities by facilitating the sale of businesses to existing employees. Accelerate Employee Ownership was launched in 2019 with a $5 million investment from the Quality Jobs Fund, a project of the New World Foundation. Eight loans totalling $3,000,000 have been made under this collaboration since January 1, 2019.

●	Sustainable Food Systems Financing (SF2) Program encompasses Shared Capital’s lending and assistance to support sustainable farming, healthy local food systems, and access to healthy foods. Through SF2, Shared Capital provides financing to cooperatives in production, distribution, marketing, and retail sale of sustainably produced food. Since January 1, 2019, Shared Capital has loaned $10,000,000 to 27 borrowers under the SF2 program.

●	Cooperative Climate Justice Fund is a new initiative that expands on Shared Capital’s long-standing financing to support renewable energy, energy efficiency, green jobs, and sustainability to support climate adaptation and resiliency efforts led by cooperatives. Shared Capital has made 54 loans totalling $16,300,000 supporting climate justice since 2019.

Each of these programs adheres to Shared Capital’s underwriting standards, lending policies, and operating procedures and is governed by Shared Capital’s Board. Lending activities carried out through these programs are not segregated or restricted by program.

Technical Assistance and Training

As a CDFI, Shared Capital supports applicants, borrowers, and member cooperatives by providing technical assistance (TA) and education alongside its financial products to ensure that underserved businesses and communities can fully access and benefit from financing opportunities. TA and training address knowledge gaps, improve financial literacy, and build capacity, empowering borrowers to make informed financial decisions and successfully manage resources. By pairing these services with financial products, CDFIs enhance the likelihood of long-term borrower success, promote economic resilience, reduce risk of default, and fulfill the Cooperative’s mission to create sustainable and inclusive economic growth in underserved areas.

Shared Capital’s staff provide free technical assistance to support applicants and borrowers on topics related to financing, loan readiness, and capital access and borrowing to ensure they are well-positioned for sustainable growth and financial success. When borrowers require more intensive support, Shared Capital refers them to external business developers or consultants who can provide in-depth, specialized expertise.

In addition to one-on-one technical assistance, Shared Capital provides group training through webinars and in-person workshops tailored to meet the needs of emerging and established cooperatives. Training sessions address key topics, such as loan readiness and financing options. In addition, the Cooperative delivers training to cooperative business developers and commercial lenders, who want to understand the specific challenges that cooperatives face in accessing capital and how to underwrite and structure financing for cooperatives. Shared Capital also sponsors accounting and financial management training provided by partner organizations to expand access to these vital resources. Training services, generally free or low-cost, are delivered directly or through conferences at local, regional, or national levels, empowering participants to build resilient and successful cooperative enterprises.

TA and training are not part of Shared Capital’s revenue strategy and typically account for less than one percent of revenue. Instead, they expand access to capital and strengthen borrower performance, mitigating potential default risks. The costs of the services are partially offset by grants, modest honoraria, and discounted or free conference registrations that reduce marketing and outreach expenses. The Cooperative does not aim to compete with other service providers but instead positions itself as a trusted resource for cooperatives by leveraging institutional knowledge and staff expertise to support equitable economic growth.

Administration of Third-Party Loan and Grant Programs

In addition to administration and servicing of its own loans, from time to time the Cooperative administers lending and grant programs on behalf of other organizations to support mission-aligned work. These services are delivered under contract, and Shared Capital receives grant or fee revenue in exchange for delivery of certain services. Shared Capital does not bear the risk of loan losses or program outcomes under these programs administered for third parties.

Currently, the Cooperative administers three programs: The Kagawa Fund, the Co-op Creation Fund, and Minnesota Commons Land. The Kagawa Fund is a program of NASCO Development Services that provides loans to support affordable housing cooperatives in campus communities throughout the US. Since 2010, Shared Capital has administered the small fund and receives a modest administrative fee for evaluating, documenting, and servicing loans on behalf of NASCO Development Services. Shared Capital receives a modest fee of $4,000 a year plus 2% of all new loans made under the program. The loan policies, underwriting criteria, and loan approvals are set by NASCO Development Services, and Shared Capital bears no risk for the performance of those loans. As such, the loans are not reflected on Shared Capital’s balance sheet.

Between September 2022 and December 2024, the Cooperative also administered the Co-op Creation Grant Fund for the Community Planning and Economic Development (CPED) department of the City of Minneapolis, a $300,000 two-year pass-through grant for cooperative startups in Minneapolis. Eligible applicants were able to receive up to $25,000 for certain start-up costs to support the creation and expansion of cooperative businesses in the city. The program policies and criteria were established by the City of Minneapolis. The program ended December 31, 2024, and final disbursements were completed and unexpended funds were returned to the City early 2025. Shared Capital received grant revenue as compensation for its services. Shared Capital earned $36,750 in administration fees over the 28 month program.

Shared Capital serves as fiscal sponsor for a three-year $2.1 million foundation grant on behalf of Commons Land Community, a start-up initiative that seeks to create commons-based solutions to support farm land access for communities of color and new farmers in Minnesota. Shared Capital received the grant funding on behalf of the program in 2022, passed through funds for allowable uses, and provided accounting and administrative support through June 2025. Shared Capital retained an administrative fee for these services of 3.8% of the grant funds over the life of the agreement, which is approximately $2,400 per month.

Administration of third-party loans and grants amounts to less than 3% of Shared Capital’s revenue. Shared Capital participates in these programs in order to fulfill its mission to expand the cooperative economy. Shared Capital has no immediate plans to compete in the broader marketplace with providers of these or similar services.

Risk Management and Mitigation

Shared Capital’s Board has established comprehensive policies to guide the staff and Board in lending and to help mitigate the risk of loan losses. Shared Capital underwrites applications based on project feasibility, business track record, management, governance, collateral coverage, projected repayment capacity, and potential for positive member and community impact. Many of the projects the Cooperative finances may not qualify for conventional bank financing, and we manage risk through thoughtful underwriting, creative deal structuring, patient and flexible repayment terms, and intensive monitoring and support.

To manage concentration risk, our policies cap financing to a single borrower at 10% of our assets, although we generally limit financing to a single borrower to no more than 5% of Shared Capital’s assets. Loan policies establish approval processes and authority levels. The Loan Committee has the authority to approve loans up to 5% of the Shared Capital’s assets and approval by the Board is required for financing over 5% of Shared Capital’s assets. The Executive Director is delegated authority to approve loans up to $100,000 that are low to moderate risk. Loans approved by the Executive Director are reported to the Loan Committee at its next meeting.

The Executive Director manages and oversees lending activities. All loans are secured by collateral, and appropriate liens and mortgages are filed. Staff monitors the financial condition of borrowers and tracks the repayment of loans. Staff proactively contact borrowers if payments are missed or financial performance deteriorates.

Shared Capital has no significant vulnerabilities due to concentrations in any customer, grantor, or contributor.

The Board and Committees provide oversight and monitoring of Shared Capital’s loan portfolio, lending activities, and finances. The Loan Committee meets monthly to review and approve loan requests and provide oversight of the loan portfolio. The Loan Committee is made up of members of Shared Capital’s Board along with outside experts who are appointed to the committee by the Board who bring expertise and knowledge of lending, finance, cooperative management, housing or small business development, and specific cooperative sectors, such as housing cooperatives, worker-owned cooperatives, and consumer cooperatives. The Loan Committee reviews lending policies annually and recommends changes to the Board.

The Finance Committee meets six times per year and is responsible for reviewing internally prepared financial statements; monitoring the financial performance and condition of the organization; reviewing and approving the audited financial statements; and approving the annual operating budget. The Board reviews financial statements and loan portfolio reports at its quarterly meetings. Annually, the Board engages an independent Certified Public Accountant (CPA) firm to conduct an audit of Shared Capital’s financial statements and accounting practices. The Finance Committee serves as the Audit Committee.

Shared Capital maintains Loan Loss Reserves as protection against potential future loan losses. The Loan Loss Reserve is a non-cash, accrual-based reserve, except for loans made under the Accelerate Employee Ownership program, which are backed by a cash reserve funded by grants. The amount of the Loan Loss Reserve is calculated based on a loan-by-loan assessment of risk using a comprehensive risk rating system and according to criteria established in the Loan Policies. Each loan is risk rated on an A-G scale at the time the loan is approved by the Loan Committee, and risk level is monitored throughout the life of the loan. Risk ratings and Loan Loss Reserves are reviewed monthly by staff, quarterly by the Loan Committee, and at least semi-annually by the Board. Adjustments to risk ratings and reserve levels must be approved by the Loan Committee.

When borrowers experience problems, we work closely with them to support their long-term success and the repayment of the loan. If the borrower is unable to meet the original repayment terms, we may restructure the terms of the loans, such as providing interest-only payment periods, granting payment forbearance, reducing monthly payment amounts, or extending the loan term. Any modification to the terms of the loan must be approved by the Loan Committee. To respond promptly to emergent issues, staff has authority to make short-term modifications of up to 90 days, which are reported to the Loan Committee. Loans that have been restructured are noted as restructured until repaid in full.

Management maintains a watch list of loans to businesses that have experienced significant deterioration in business performance or financial conditions. These loans are monitored more closely, and additional reporting is provided to the Loan Committee and Board. When necessary, we take prompt action to secure, recover, and liquidate collateral. Loans are written off when they are deemed uncollectible, and any loan that is more than 120 days delinquent must be written off, unless staff can demonstrate that payoff or recovery is imminent. The Board must approve all loan write-offs.

Competition

Shared Capital faces competition from other lenders including national and community banks, credit unions, loan funds, and city, state, and federal government economic development and housing programs. Depending on the external interest rate environment, regulated lenders such as banks and credit unions are sometimes able to offer lower interest rates due to their scale; the lower cost of their capital from deposits and other sources; and because they do not provide the same level of support and assistance to borrowers. To compete effectively with other lenders, we rely on Shared Capital’s competitive advantages as a member-owned lender, our extensive expertise in cooperative finance, our experienced underwriting, patient and flexible terms, and innovative financial products.

As a cooperative with four decades of cooperative lending experience, Shared Capital has extensive knowledge of cooperative finance, capital, governance, and management. Many lenders lack experience and familiarity with cooperatives and may therefore view them as too complicated or high risk.

Shared Capital fills an important capital access gap by offering smaller loans from $5,000 to $1 million. Many national banks and larger lenders have minimum loan amounts of $500,000 or $1 million because larger loans are more cost effective for them to make. However, studies show that there is significant unmet demand for smaller business loans of $100,000 to $500,000. With an average loan size of just over $200,000, Shared Capital is well positioned to fill this capital gap.

Shared Capital’s loan products and structures are well-suited to cooperatives. For example, many financial institutions and government programs, such as SBA small business lending programs, require personal guarantees by owners for all small business loans. This can be a barrier for cooperatives because their broad-based, democratic ownership structure, with limited individual control, does not align well with the individual’s assumption of risk as a guarantor. Shared Capital does not require personal guarantees from cooperative members for business loans, but instead relies on the business’s performance and assets for repayment.

Beyond competition, many lenders are also important partners for Shared Capital. Shared Capital often works with other lenders, leveraging their expertise and capital to meet the financing needs of cooperatives. We partner with local banks, credit unions, and other CDFIs to share risk, leverage additional capital, and combine their local market knowledge with Shared Capital’s cooperative expertise. Shared Capital partners with other specialized cooperative lenders, including National Cooperative Bank (NCB), Capital Impact Partners, the Cooperative Fund of the Northeast (CFNE), Local Enterprise Assistance Fund (LEAF), Rochdale Capital, the Working World/Seed Commons, and ROC Capital to leverage capital and share risk.

In addition to competition in lending activities, we also experience competition in our efforts to raise debt and equity capital and grant funds to support our work. Shared Capital competes with other CDFIs for loans and grants from foundations, impact investors and government programs, including from the US Department of Treasury CDFI Fund. Since Shared Capital is not a depository financial institution, like a bank or credit union, we cannot raise lower-cost capital by offering deposit accounts. While Shared Capital makes an effort to offer a competitive return to investors in its Class A Preferred Shares and Investment Notes, Shared Capital may not offer a fully risk-adjusted rate of return on its investments. Therefore, Shared Capital secures investments from members, socially minded institutions, and impact investors seeking a double- or triple-bottom-line investment option that includes social and environmental returns alongside a potential modest monetary return.

As a member-owned financial institution, Shared Capital is also able to build upon the loyalty and shared values of its members. Members have consistently demonstrated strong support through investments and borrowing, and many members prefer working with Shared Capital because of our cooperative structure and our mission-driven lending to cooperatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read this section in conjunction with (i) Shared Capital’s financial statements (see Shared Capital’s audit reports for 2023 and 2024, and (ii) the section entitled “Description of Shared Capital’s Business,” in this Offering Circular.

The discussion contains forward-looking statements relating to our plans and expectations for future operations. Forward-looking statements may be based on assumptions, and reaching any predicted result is uncertain and involves risk. Shared Capital’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including, but not limited to, those discussed under “Risk Factors” and elsewhere in this Offering Circular.

Financial Performance

Over the past five years, Shared Capital has operated profitability and grown significantly, doubling its asset size and annual revenue. The Cooperative’s assets have grown by an average of 20% per year, from $13.5 million in total assets at December 31, 2019 to $26.6 million at December 31, 2024, and annual revenue has more than doubled. The gross profit from lending activities (interest income plus fee revenue generated from issuing loans less the interest paid for lending capital over the same period) increased by an average of 13.3% per year over the same period, from $638,902 in 2020 to $1,061,664 in 2024.

Operating Results

Revenues consist of interest earned on loans receivable from Shared Capital members, interest earned on bank accounts, loan closing fees and other fees paid on loans, loan servicing fees paid by participating lenders on loans serviced by Shared Capital, fees for administering loan and grant funds on behalf of others, contributed revenue, consulting fees, and investment income. Shared Capital’s total revenue increased in 2023 by 51.6% and in 2024 by 17.3%, from $2,546,746 in 2022 to $3,859,803 in 2023 to $4,529,144 in 2024.

Earned Revenue. Interest and fee revenue increased by almost 36% in 2023, from $1,109,717 in 2022 to $1,505,261 in 2023, before falling slightly (by 5.8%) in 2024 to $1,479,120 as a result of higher lending activities in 2022 and 2023. Growth in lending activity in 2022 and 2023 were made possible as the Cooperative raised substantial new grant funding and debt and equity capital from the CDFI Fund and other funders and investors. More available capital and strong loan demand resulted in higher lending volume, higher loan interest and loan origination fees, which is driven by the number and size of new loans made. Loan fee revenue increased significantly from $153,080 in 2022 to $260,607 in 2023, reflecting a record lending year in 2023, before dropping to $86,868 in 2024 as fewer dollars were available for new lending activities. Consulting revenues increased significantly in 2024, from $19,035 in 2023 to $375,111 in 2024, as a result of one-time proceeds related to a loan reseller agreement with a solar financing company. Future consulting revenue is expected to return to pre-2024 levels. The Cooperative’s investment income are nominal and are dividends received on equity investments made in cooperatives, which are a very small portion of the financing made by the Cooperative and fluctuate based on the financial performance, timing, and other factors related to the investee cooperative.

Contributed Revenue and Contributions Expense. While grants and contributions are a significant portion of Shared Capital’s total revenue, it’s important to consider these numbers in combination with the contributions expense line in the Statements of Income in the audited financial statements. During the period 2022-2024, Shared Capital administered two “pass-through” grants, which were grants received on behalf of another entity or on behalf of a program pursuant to an agreement whereby Shared Capital receives the granted funds and disburses them according to the terms of the associated agreement, retaining an administrative fee. Such grant funds received are held in Shared Capital’s deferred revenue account on the balance sheet until such time they are disbursed. Once disbursed, these funds are moved out of deferred revenue and are simultaneously recognized as grant revenue and are recorded as contributions expense.

In addition, Shared Capital received $1.5 million in debt forgiveness in each of 2023 and 2024. This reflected forgiveness of $3 million of the $4 million debt from the New World Foundation in recognition of having met the conditions of forgiveness under the terms of the 2019 loan agreement between the Foundation and the Cooperative. Under the agreement with the program partner, sixty percent (60%) of the forgiven funds were passed through to the Cooperative’s program partner, which is also reflected in the contributions expense line.

As a result of the pass through of grant funding and forgiven debt to third parties, netting the Grants and Contributions revenue line and the Contributions expense line gives a more complete picture of the amount of grants received strictly for the benefit of Shared Capital. The audited financials presented herein show the net of those two lines was $1,155,910 in 2022, $1,068,143 in 2023, and $1,100,510 in 2024, which reflects the more consistent level of grant revenue received for the Cooperative’s own activities over the three years. The 2024 contributed revenue includes a $300,000 award from Opportunity Finance Network, recognition of $156,786 of a $500,000 award from the McKnight Foundation, and $600,000 in debt forgiveness from the New World Foundation.

Interest Expense. Interest expense represents the cost of capital paid by Shared Capital to investors on investment notes payable. Shared Capital pays interest to cooperatives members, individuals and institutions who have made investments through Shared Capital’s previous investment offerings, as well as to institutional investors, such as foundations, investment funds and financial institutions who have provided debt financing. Shared Capital’s interest expense has increased over the past three years as additional debt capital has been raised to fund the Cooperative’s growing financing activities. Interest expense has increased from $358,900 in 2022 to $448,703 in 2023 and to $417,456 in 2024, which increase has been driven by investment volume. The weighted average interest rate paid for investment notes rose only slightly between 2023 and 2024 - from 2.23% to 2.38%.

Gross Profit from Lending Activities. Lending is Shared Capital’s primary activity and purpose; it is worthwhile examining the return on the cost of lending funds as a measure of performance. Gross profit from lending activities is the return on capital (lending income) less the cost of capital (interest expense). Lending income, which is interest earned on loans plus loan fees collected, increased from $1,109,717 in 2022 to $1,505,261 in 2023, and fell slightly to $1,479,120 in 2024. The fall in 2024 is due to a drop in loan fees, a direct result in the reduction of the number of loans closed during the year as less capital was available. While interest expense rose by $58,556 from 2022-2024, total lending revenue rose by $369,403 during that same period. Gross profit from lending activities was $750,817 in 2022, $1,127,099 in 2023, and $1,061,664 in 2024.

Operating Expenses. Operating expenses consist of personnel costs (including benefits and payroll taxes), fees paid to consultants and other vendors, audit and accounting expenses, attorneys’ fees, expenses for marketing and advertising, occupancy (including office rent and utilities), telephone, internet and IT services, corporate insurance, travel by employees, training and professional development, office supplies and postage, as well as non-cash expenses, including depreciation and amortization. Operating expenses specifically exclude interest expense, provision for loan losses, and contribution expenses, which are separately described in their own sections.

Personnel costs are the largest portion of Shared Capitals operating expenses. They rose from $947,969 to $1,107,023 (16.7%) from 2022 to 2023, and to $1,115,867 (0.8%) in 2024. Between year-end 2022 and year-end 2024, Shared Capital added only 0.56 FTE (6.4% increase); a higher cost of benefits combined with rising staff salaries to keep pace with inflation and to improve the competitiveness of salaries, drove the remainder of the increase. As budgeted, Shared Capital has added four additional employees in the first half of 2025 (bringing FTE total to 13.0) and expects personnel costs to rise further in 2025.

Board expenses rose notably in 2024, from $300 in 2023 to $91,493, as Shared Capital invested in board strategic planning including strategic planning consultants fees, travel, lodging, and food costs for a board and staff retreat.

Professional services consist of legal fees and audit and accounting costs. Legal fees were $1,608 in 2022, $6,840 in 2023, and $385 in 2024. The higher amount in 2023 was for legal fees related to our $1,000,000 line of credit at National Cooperative Bank. Accounting and auditing fees went from $87,053 in 2022 to $108,081 in 2024. The 24% increase during that period was a function of growth and the associated increasing complexity of Shared Capital’s finances, including accounting related to our previous Regulation A direct public offering.

Outside services include IT services, cleaning and maintenance, contract lending support, technology consulting, CDFI certification and award application support, and various other consultants and services. The increase in this category from $145,452 in 2022 to $171,365 in 2023 (17.8%) and then to $191,946 in 2024 (12.0%) was primarily due to technology consulting undertaken in 2024 to identify and implement a company-wide task management system and started planning for a new customer relationship management (CRM) software.

Provision for Loan Losses. Provision for loan losses is a non-cash expense to adjust loan loss reserves to reflect the anticipated risk of nonpayment of loans receivable (see also the discussion of Loan Loss Reserves below). In fiscal year 2022, provision for loan loss was $212,972. It increased to $448,703 in 2023, and to $505,508 in 2024. The significant increase from 2022 to 2023 was due to growth of the loan portfolio, and not due to a deterioration in credit quality, as the percentage of loans that were low to medium risk

Loan Recovery Income. Loan recovery income consists of repayments received on loans that have been previously written off. Loan recoveries were $22,084 in fiscal year 2023 and $12,271 in 2024. There were no loan recoveries in 2022.

Net Income. Net income is the final income or loss after revenues are reduced by operating expenses, loan losses, provision for loan losses, interest expense, and provision for income taxes. Shared Capital has shown positive net income every year since 2019. Net income in 2022 was $190,305; in 2023, it was $146,684; in 2024, it was $228,156.

Dividends. When the Cooperative has sufficient net income, it pays dividends to preferred stockholders and returns patronage dividends to eligible borrowers. (See additional details about dividends in Shared Capital Cooperative’s Business/Cooperative’s Membership and Equity Structure). The Cooperative paid $17,402 in patronage dividends in 2022, and $116,815 in 2024. No patronage dividend was paid in 2023. The Cooperative paid a 5% dividend on preferred stock in each of the three years.

Liquidity. Cash (and near-cash assets) on hand at the end of 2021 was $8,444,879 – the highest in Shared Capital’s history. In 2022, it dropped to $6,057,325; in 2023, we deployed record amounts of loan capital into the cooperative economy to meet extraordinary demand, dropping our cash balance to $2,908,090; and in 2024, it returned to normal levels at $4,686,673.

While we deployed higher-than-usual levels of cash in 2023, total assets grew by $2.53 million as cash was essentially converted to interest-bearing notes receivable. Liquidity was also impacted by a slowdown in new investments received in 2023 due to the high-interest-rate environment. Despite continued high interest rates, the pace of new investments returned to near prior levels in the first half of 2024. Shared Capital has consistently maintained high rates of deployment of its lending capital, often at 90% or higher. Over the next five years, we seek to maintain an average deployment of 75-85%, which will provide adequate liquidity while maintaining a strong level of deployment into cooperatives. At this time, there are no planned capital expenditures that would deplete cash reserves.

In the years 2022, 2023, and 2024, the cooperative maintained healthy current ratios (current assets divided by current liabilities) of 2.28, 1.36, and 1.70 in those years respectively. Current ratio is a common metric used by businesses, showing the company’s ability to pay its near-term liabilities with its near-term assets. The common target for this ratio is 1.00, indicating the ability to pay 100% of short-term liabilities with near-term assets.

Capital Resources

Shared Capital funds its capital requirements with cash flow from operations, short- and long-term borrowings in the form of investment notes payable, the sale of preferred stock, voting and non-voting common stock, and additional paid-in equity from members.

Grant Awards. The CDFI Fund of the US Department of Treasury is one of the Cooperative’s largest funders. The CDFI Fund offers competitive annual funding opportunities, and Shared Capital has received multiple CDFI Fund awards in recent years. In 2021, Shared Capital was awarded a grant of $1,826,265 through the CDFI Fund’s special Rapid Response Program (RRP) to support business recovery from the COVID-19 pandemic. We received grant awards from the CDFI Fund Financial Assistance program of $520,000 in 2020 and $565,000 in 2019. In addition, in 2020, we received a $1,050,000 grant award from the CDFI Fund Health Food Financing Initiative (HFFI). Shared Capital did not apply for an award in 2022, and there was no CDFI Fund funding round in 2023. Shared Capital did not receive an award from the CDFI Fund in the 2024 funding round.

We anticipate continued funding from the CDFI Fund, but we do not expect to receive CDFI Fund funding every year. The awards from the CDFI Fund are highly competitive, with more than 1,300 CDFIs vying for funding, and the amounts of potential awards depend on funding levels set by Congress. Most awards require a dollar-for-dollar match of the same type (i.e. grant, debt, or equity) and depend on Shared Capital’s financial and programmatic performance and the strength of our funding proposals. Our access to funding from the CDFI Fund depends on our compliance with prior funding awards agreements, maintaining CDFI certification, and continued deployment of funds to economically disadvantaged communities in alignment with CDFI guidelines.

Recent major awards to Shared Capital have included, in 2024, a $1 million multi-year grant from McKnight Foundation to support the Cooperative’s strategic growth and lending activities, especially in Minnesota. The first tranche of $500,000 was received in October 2024, and the second tranche is expected in September 2025. In 2022, Shared Capital received a $2.1 million multi-year grant award from the Bush Foundation to support Minnesota Commons Land, to support farmland access to farmers of color and beginning farmers. Shared Capital serves as fiscal sponsor for this grant, and most of the grant passes through to the project; Shared Capital receives an administrative fee.

In 2019, Shared Capital received a one-time $1 million multi-year grant and $4 million twelve-year zero-percent interest loan from the New World Foundation through its Quality Jobs Fund. The award supports Accelerate Employee Ownership, which is a collaborative program with the national nonprofit Project Equity. The program seeks to expand employee ownership and create and sustain high quality jobs in local communities. The award supports assistance and financing to employees to purchase the business. Shared Capital also received a $500,000 multi-year grant award from the New World Foundation related to COVID assistance in 2022. A portion of the funds was distributed to program partners, with the balance used to provide forgivable loans and to support program costs associated with technical assistance and training programs.

Investment Notes. Investment notes (represented as long-term debt on the balance sheet) are loans made to Shared Capital by members and non-members of the association, including individuals, foundations, religious congregations, cooperatives, and financial institutions. Investment notes are a primary source of capital for Shared Capital’s lending activities. Outstanding investment notes payable have remained fairly steady over the past three years as new investments were raised at a marginally higher rate than investments were paid down. Investment notes payable on December 31, 2022 were $16.1 million; they increased 1.1% to $16.2 million by December 31, 2023, and increased another 3.2% on December 31, 2024, to $16.8 million.

Preferred Stock. Preferred stock is sold and redeemed at par value only ($10/share); dividends are issued in additional shares to preferred stock. Preferred stock balance at year-end 2022 was $3,390,975. $411,190 worth of preferred shares were purchased by shareholders in 2023, and $128,210 in dividends were declared to bring the balance to $3,931,085. Another $1,637,540 was raised in 2024 through the sale of preferred stock. There were $571,425 in redemptions, and $164,758 in dividends declared, bringing the balance to $5,161,958.

Stockholders’ Equity. Stockholder Equity includes common stock (voting stock and non-voting stock) and additional paid-in capital. Voting stock is held by members. Consistent with cooperative principles, each member holds one share of voting stock, purchased for $10. Nonvoting stock (also $10 per share) is held by non-member institutions. Additional paid-in capital is invested by individual members and by cooperative member-borrowers. Between December 31, 2022 and December 31, 2024, Shared Capital gained $400 in voting stock, $550 in nonvoting stock, and $63,440 in additional paid-in capital.

Asset Quality, Portfolio Risk, and Loan Losses

The Cooperative has a successful 45-year track record of lending. As a CDFI engaged in lending to small businesses and housing organizations, from time to time we experience loan losses in the normal course of business. For example, increased competition within retail grocery led to declining financial performance and increasing rates of failure for some food cooperatives between 2016-2019, including some Shared Capital borrowers, resulting in higher loan losses during that time. Similarly, the housing crisis led to higher failure rates of some housing cooperatives and resulted in the loss by Shared Capital of two loans to housing co-ops between 2008 and 2011. Likewise, unforeseeable market changes in the future could potentially affect Shared Capital borrowers in affected industries or geographic areas, leading to larger than anticipated loan losses. Shared Capital’s historical losses are 3.81% (loan losses less recoveries divided by total loans issued) since inception, which is comparable to other CDFIs and bank lenders. The Cooperative wrote off no loans in 2022, two loans in 2023 for a total write-off of $443,153, and two loans in 2024 for a write-off of $295,611. Occasional loan losses are expected but can’t be reliably predicted.

Loan Loss Reserves. Shared Capital maintains loan loss reserves to protect investors and preferred and common stockholders from the possibility of loan defaults. Loan loss reserves, a specific type of allowance for bad debt, are non-cash reserves that are calculated using allocations tied to the risk rating of each loan and based on historic portfolio assumptions, CDFI best practices, and factors affecting specific loans, and are aggregated and applied to the portfolio as a whole. (For more details on how risk ratings correspond to reserve rates, see Note 2 in the audited financials in section F-1).

Shared Capital’s loan loss reserve shows the credit quality of its loan and equity investments portfolio, and is the primary measure of its asset quality. Each new loan is assigned a letter risk rating between A-F when approved. Risk ratings are set by Shared Capital’s loan committee based on recommendation from management and staff as part of the underwriting process. The letter rating corresponds to the most appropriate description of creditworthiness we can assign to each loan using the Description of Creditworthiness table found in Note 2 of the audited financials in section F-1, based on the information gathered during the underwriting. The staff monitors the performance of borrowers through financial reporting and communication with borrowers and recommends adjustments when needed. The risk ratings of the full loan portfolio are reviewed monthly by the staff and management, and at least semi-annually by the loan committee, and annually by the board of directors.

Risk ratings of A through E reflect an assessment based on historical experience and performance of the portfolio. Risk ratings F to G, which are problem loans, reflect the amount of anticipated loan loss. As described above, we reserve a percentage of each individual loan, which percentages correspond to the assigned credit ratings, which are 0% for A+, 1% for A, 3% for B, 5% for C, 10% for D, 15% for E, 25% for F (or more depending on the challenges faced by the borrower), and up to 100% for G, which represents doubtful accounts. This information is available in table form in Note 2 of both the audited and the interim financials presented in this circular. Loan loss reserves for each loan are added together to arrive at the aggregate loan loss reserve for the portfolio.

Shared Capital’s aggregate loan loss percentage, which is the aggregate loan loss reserve stated as a percentage of the total loan and equity investment portfolio, was 9.24%, 6.82%, and 7.76% on December 31, 2022, December 31, 2023, and December 31, 2024, respectively. This reflects some improvement in the credit quality of the portfolio over the period, as businesses recovered from the COVID pandemic shutdowns and supply change issues. Throughout the period over 80% of the portfolio was rated low to medium risk (C or better), reflecting average to very good credit quality.

Commitments and Off-Balance Sheet Credit Exposures

In the normal course of business, Shared Capital makes formal lending commitments prior to closing and disbursing loans. Such commitments represent future Notes Receivable, and as such, may exist as an off-balance sheet credit exposure at the end of any given financial reporting period. Such commitments are the product of the Cooperative’s underwriting process and hence have undergone the same risk rating process applied to closed loans. They are accounted for in cash flow planning and are regularly reported as part of management reporting to the board and funders.

Trend Information

Shared Capital has seen a significant increase in demand for its services over the past ten years as interest in cooperative models as strategies for equitable community development have accelerated. This trend further intensified in the wake of the COVID-19 pandemic and in 2025. There are a growing number of cooperative development efforts in rural and urban communities across the country, and we expect to see more cooperatives forming and expanding, which will lead to further growth in the pipeline of projects seeking financing. At Shared Capital, demand for financing from applicants currently far outpaces available capital. There has been growing interest from philanthropy, local, state and federal government, and private investors in developing cooperatives as well as in investing in CDFIs. We anticipate that this will provide the opportunity for continued growth in both demand for our work and the supply of capital to support it over the coming years.

Grant and contribution income is never guaranteed, but future recognition of current grant awards and new potential grant opportunities support management’s belief that this signals a high likelihood that grant and contribution revenue are likely to continue to be available for the next several years as we continue to work to increase our self-sufficiency and reduce our reliance on grants for future operations. Shared Capital’s 2025 budget is not directly affected by shifting federal funding landscape.

Fair Value of Financial Instruments

In accordance with ASC 825-10-50-10, management has estimated the fair values of the Cooperative’s financial instruments as of December 31, 2024. These estimates include instruments not measured at fair value in the audited financial statements. The fair values below are management’s estimates and have not been audited.

Financial Instrument	Carrying Value (12/31/2024)	Estimated Fair Value	Fair Value Hierarchy	Valuation Methodology
Cash and Cash Equivalents	$3,673,225	$3,673,225	Level 1	Observable inputs; balances held in demand deposits.
Certificates of Deposit	$1,013,448	$1,013,448	Level 2	Based on interest rates and time to maturity.
Accounts Receivable	$28,781	$28,781	Level 2	Short-term receivables approximating fair value.
Accrued Interest Receivable	$207,017	$207,017	Level 2	Based on expected cash flows.
Notes Receivable (net of allowance)	$21,148,564	Approx. $21,148,564	Level 3	DCF model using unobservable borrower-specific inputs.
Equity Investments in Other Cooperatives	$337,459	$337,459	Level 3	Based on investee financials; illiquid markets.
Membership Equity in Other Cooperatives	$10,075	$10,075	Level 3	Based on cooperative-issued redemption value.
Accounts Payable and Accrued Expenses	$45,978	$45,978	Level 2	Short-term obligations approximating fair value.
Long-term Debt (net of loan costs)	$16,786,492	Approx. $16,786,492	Level 2	Discounted cash flows using market-based interest rates.
Line of Credit	$1,000,000	$1,000,000	Level 2	Short-term; fair value approximated by carrying value.

Additional Disclosures:

Notes Receivable: These are not actively traded. Valuation is based on internal discounted cash flow models adjusted for borrower credit ratings, loan terms, collateral, and market conditions. The loans are individually risk-rated and an allowance for credit losses is applied.

Equity Investments: These are preferred stock holdings in other cooperatives. Because markets for these securities are not active, valuation is based on internal analysis of investee financial condition and redemption provisions.

Debt Instruments: The company’s long-term debt consists primarily of unsecured loans from institutions and individuals. These instruments are not actively traded, but fair value is deemed to approximate carrying value due to their fixed or low-interest rates and the nature of the investor base.

Management has determined that the differences between the carrying amounts and estimated fair values of these financial instruments are not material to the financial statements.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Shared Capital Cooperative is a Minnesota cooperative association governed by a volunteer, independent board of directors (“Board”) with significant experience with cooperative management, finance, governance, and development, and managed by executive staff with a high level of experience in community development finance, commercial lending, and cooperative development, management, and finance.

Name	Position	Age	Term of Office[1]	Years of Relevant Experience
Executive Officers[2]
Terence Courtney	President of the Board	53	8/2022-5/2026	11
Holly Jo Sparks	Vice President	49	5/2025-5/2026	29
Cecily Mireles	Secretary of the Board	30	5/2025-5/2026	4
Kristi Broughton	Treasurer of the Board	37	5/2025-5/2026	16
Directors[3]
Samantha Bailey	Director	35	6/2024-5/2027	11
Enrique Blanco	Director	45	6/2023-5/2026	19
Anna Boyer	Director	45	5/2025-5/2028	17
Kristi Broughten	Director	37	6/2024-5/2027	16
Terence Courtney	Director	53	6/2020-5/2026	11
Richard Dines	Director	60	6/2024-5/2027	31
Matthew Eppers	Director	37	6/2024-5/2026	15
Anthony Goodwin	Director	37	6/2024-5/2027	19
Cecily Mireles	Director	30	6/2024-5/2025	4
Charity Schmidt	Director	47	8/2022-5/2025	11
Holly Jo Sparks	Director	49	4/2017-5/2026	29
Significant Employee			Start of Employment
Christina Jennings	Executive Director	55	8/25/2008	27
Mark Downey	Director of Finance and Operations	62	4/30/2021	40

[1]	Officers of the Board serve one-year terms, which may be consecutive. Directors serve terms of up to three years, which may also be consecutive. The start dates listed refer to the date the person first began to serve in that position. The person may have served consecutive terms since that date. The end date refers to the end of the current term.

[2]	The Executive Officers are the officers of the Board. They are not compensated for director or officer duties.

[3]	All Directors serve without compensation.

[4]	The Significant Employees are full-time employees of the issuer.

Family Relationships

There are no family relationships among the Executive Officers, Directors, and Significant Employees.

Executive Officers

Christina Jennings, Executive Director

Christina Jennings joined Shared Capital in 2008 as the Executive Director, where she provides strategic leadership, overseas lending programs, and leads capitalization and fundraising efforts. Jennings has worked for over twenty-five years in community development finance in the US and internationally. Prior to joining Shared Capital, Jennings ran a microfinance program; provided technical assistance and training to support the development and growth of immigrant-led nonprofits; and managed two international funds that invested in local microfinance organizations in Latin America. She has also launched and managed several small businesses and social ventures. Throughout her career, the focus of her work has been on supporting capacity building, working for economic justice, and creating equitable access to capital. She has 30 years of experience including over 27 years of experience in community development finance and 20 years of experience in organizational management.

Jennings holds a Master’s Degree in Public Affairs focused on Community Economic Development and Nonprofit Management from the Humphrey School of Public Affairs at the University of Minnesota, and she received a BA in Gender and International Development from Hampshire College in Amherst, Massachusetts. Jennings currently serves on the board of directors of the National Cooperative Business Association (NCBA-CLUSA), where she is Vice Chair. She serves as board member and Treasurer of the Cooperative Development Foundation in Washington DC and City of Lakes Community Land Trust in Minneapolis. She also serves on the Loan Committee of Latino Economic Development Center, a Minnesota CDFI.

Mark Downey, Director of Finance and Operations

Mark Downey is responsible for financial management and oversight, operations, administration, compliance, and collaborating with the senior management team in the strategic leadership of Shared Capital. Prior to joining the team in 2021, Downey spent over 15 years in finance and administration leadership roles in nonprofits. He was Chief Operating Officer at Baby’s Space: A Place to Grow from 2011 to 2015, and Director of Administration at Plymouth Christian Youth Center from 2015 to 2021. In addition, he has served as Treasurer for three nonprofits over the past 17 years, including the Minnesota chapter of Greyhound Pets of America from 2007-2012, The Museum of Russian Art from 2019 to 2025, and Find Your Power from 2020-2021. He was President and Board Chair for the Capri Real Estate Holding Company from 2019-2021 as part of a New Markets Tax Credits structure. He also served on the Investment Committee for the Metropolitan Alliance of Connected Communities from 2015-2021. Downey holds a Master of Public and Nonprofit Administration degree from Metropolitan State University.

Shared Capital Board of Directors

Samantha Bailey

Senior Product Strategist, Software for Good, Minneapolis, Minnesota

For the past 12 years, Samantha Bailey has worked in community-based organizations spanning hunger relief, affordable housing, and cooperative development and finance. She has worked as Senior Product Strategist since October of 2023 at Software for Good, where she works with social enterprises, nonprofits, and public agencies to design technology solutions that meet the needs of real people and communities. From April 2023-September 2023, Bailey concurrently worked at the City of Saint Paul as Senior Project Manager and at Cogent Consulting PBC as Senior Investment Associate. Prior to that, she worked as a Loan Officer and then Lending Team Manager at Shared Capital Cooperative from 2019-2023. She has also served on the Advisory and Finance Committees for Listen Up! Youth Radio as they considered cooperative conversion.

Bailey was nominated by Eastside Food Cooperative in Minneapolis, where she served as board President. She has eleven years of related experience. Bailey joined the Shared Capital board in 2024 and serves on the Loan Committee.

Enrique Blanco

Director of Operations, Latino Economic Development Center, Saint Paul, Minnesota

Enrique Blanco served as the Director of Operations for the Latino Economic Development Center (LEDC), a CDFI loan fund in Saint Paul, Minnesota from 2020-2024. Prior to that, Blanco worked at Wells Fargo as Senior Consultant from 2018-2020. During his tenure at LEDC, Blanco led a comprehensive strategy and operations transformation project while concurrently providing technical assistance, business training services, and loans to the Latinx entrepreneurs of Minnesota. He worked on the advocacy efforts of LEDC at the Minnesota legislature, which secured $8 million in funding for the Plaza del Sol revitalization project on the East side of Saint Paul. Blanco contributed to designing and launching the Minnesota Inclusive Growth Fund (MIGF), which focuses on the long-term recovery and growth of BIPOC businesses by increasing access to flexible and affordable capital and support services across Minnesota.

Blanco holds an MSc in Security Technologies with a Minor in Cybersecurity from the University of Minnesota-Twin Cities. Originally from the Texas/Mexico Borderland, Enrique Blanco has called Minnesota home since 2012, when he moved from his hometowns of Ciudad Juarez, Mexico, and El Paso, Texas. He lives in Minneapolis with his wife and three sons.

Blanco was nominated by Seward Community Co-op, where he is a member. He joined the Shared Capital board in 2023. He brings over 19 years of related experience. He previously served as Vice President and is currently chair of the Racial Justice Committee.

Anna Boyer

Bookkeeper, C4 Tech & Design, New Orleans, Louisiana

Anna Boyer has been a worker-owner at the worker owned IT Services cooperative, C4 Tech & Design, since 2009, serving as their bookkeeper and a cooperative member. It was there that she developed her love for cooperative ownership, small business strategy, and numbers. Originally from Phoenix, Boyer has a B.S. in Biology from Arizona State University and recently received a B.S. in Accounting from the University of New Orleans. She now lives in New Orleans and is currently pursuing CPA candidacy in Louisiana, where she plans to grow her work with cooperatives and individuals to improve financial literacy and lessen their burden of financial bureaucracy.

Boyer was nominated by the US Federation of Worker Cooperatives, where she previously served on the board. She was elected to Shared Capital’s board in 2022, and has over 17 years of related experience. She currently serves on the Finance Committee.

Kristi Broughten, Treasurer

Director of Finance, Mississippi Market, Minneapolis, Minnesota

Before joining Mississippi Market Food Co-op in St. Paul, Minnesota, as the Director of Finance in 2022, Kristi Broughten spent more than 10 years in public accounting, working both as an auditor and a consultant with different types of co-ops and nonprofits throughout the Midwest. She worked at Olsen Thielen and Co., Ltd., first as Audit Manager and then as Accounting and Regulatory Consultant Manager for over 11 years before that. She earned an MBA from the University of Minnesota Carlson School of Management in 2016 and is a Certified Public Accountant in the state of Minnesota.

Broughten was nominated by Mississippi Market. She was elected to Shared Capital’s board of directors in 2024 and brings over 16 years of related experience. She is the Treasurer of the board and serves on the Executive Committee and as Chair of the Finance Committee.

Terence Courtney, President

Director, Co-op Development & Strategic Partnership, Federation of Southern Cooperatives/Land Assistance Fund, Epes, Alabama

Terence Courtney has been involved in cooperative development for the last 11 years. In that time, he has worked in the South to create food buying, fisherman, health/wellness, childcare, housing, farm/rancher and worker-owned cooperatives. Since 2018, Courtney has served as the Director of Cooperative Development & Strategic Initiatives for the Federation of Southern Cooperatives, where he coordinates with State Directors on Regional Cooperative Development Strategy, supporting local development in states where the Federation does not have regular staff. Internationally, Courtney led the Federation’s effort to create multi-lateral partnerships based in Cooperative Economics.

Courtney was nominated by the Federation of Southern Cooperatives. He was elected to the Shared Capital Board of Directors in 2020, and brings over eleven years of related experience. He has served as President and Board chair since 2022. He is chair of the Executive Committee and also serves on the Loan Committee.

Richard Dines

Engagement Consultant, America’s Credit Unions, Arlington, Virginia

Richard Dines works with credit unions across 11 states from Maryland to Maine to ensure that they are optimizing their membership with the association. He was with Credit Union National Association (which merged with NAFCU and became America’s Credit Unions beginning in 2024) for 15 years in different roles, including Engagement Consultant, Senior Director of Awareness Business Development, and Executive Engagement Strategist. Before his time with CUNA, he worked for the National Cooperative Business Association (NCBA) and the National Cooperative Bank (NCB). He has worked at America’s Credit Unions as Director of League Engagement for the past year.

Dines has a law degree from the University of California College of Law in San Francisco, a Master’s in City Planning from the University of North Carolina, and a Bachelor’s from the University of Michigan. He lives in Arlington, Virginia with his wife and two daughters. Nominated by Cooperative Development Services, Dines was elected to Shared Capital’s board in 2024. He has over 31 years of experience and serves on the Finance Committee.

Matthew Epperson

Consultant, Own Labor, Rent Capital, LLC, Athens, Georgia

Matthew Epperson currently consults as the Employee Ownership Domain Expert for Zolidar, where he has helped facilitate smooth conversions for businesses to employee ownership for the past year. Before that, he was Business Director at Savvy Cooperative for more than three years, and Executive Director at Georgia Cooperative Development Center from 2017-2022. He also brings nearly 10 years in grocery co-op leadership experience, both in operations and in governance, and nearly two years in front-line cooperative banking (during COVID-19) at one of the largest credit unions by asset size in the US. He founded Georgia Co-op Development Center as a 501(c)3 in 2017 and worked three years in a platform multi-stakeholder healthcare research co-op.

Epperson serves as Secretary for Hive Mind Community Investment Co-op, is a committee member of the Social Economy Coalition, has been Chair of the CooperationWorks! membership committee for three years, and has served on the Cooperative Food Empowerment Directive board for two years. Epperson is a 2015 graduate of the Saint Mary’s Master of Management, Co-ops and Credit Unions program.

Epperson is an individual member of Shared Capital and is the individual member representative on the board. He was elected to the Shared Capital board in 2024. He has over 15 years of related experience and currently serves on the Finance Committee.

Anthony Goodwin, Ph.D.

Business Innovation Director, National Co+op Grocers, Toledo, Ohio

Anthony Goodwin became Chief Executive Officer of the National Co+op Grocer Development Cooperative in February 2025. He previously served as the Business Innovation Director for National Co+op Grocers (NCG) from 2021-2025, where he is focused on the research and development of innovative solutions to grow the size, scope, and diversity of the cooperative grocery sector in low-income, low-access communities. Prior to that, he worked at ProMedica for over six years in various director-level roles. His passion is improving food access in under-resourced communities. He has over 19 years of grocery industry experience across various sectors including national chains, nonprofits, and cooperatives. Prior to joining NCG, Anthony worked in retail operations and new store development for Meijer and Lucky’s Market and led the development of three nonprofit grocery stores in Ohio and Michigan. Goodwin has a Bachelor of Science degree and Master of Business Administration degree, and a Ph.D. in Public Health with a concentration on food justice and health equity from The University of Toledo.

Nominated by NCG, Goodwin was elected to the Shared Capital board in 2024, Goodwin brings 20 years of experience and serves on the Loan Committee.

Cecily Mireles, Secretary

Worker Member, Hasta Muerte Coffee, Oakland, California

A proud transgender woman of color, Cecily Mireles has served as a worker-owner at Hasta Muerte Coffee for the past three years. Before Hasta Muerte, Mireles was Project Manager at Architectural Millwork of Santa Barbara from 2016-2021, and is a freelance graphic designer.

Hasta Muerte is a vibrant seven-member worker-owned cafe nestled in the Fruitvale neighborhood of Oakland, California, committed to creating an inclusive environment that amplifies the voices of marginalized communities, particularly people of color, queer, and transgender individuals. Like all Hasta Muerte worker-owners, Mireles actively engages in all facets of cafe operations, from barista duties and kitchen management to back-office administration, human resources, and scheduling. She has implemented and systematized processes for hiring, onboarding, scheduling, and financial management.

Mireles was nominated by Hasta Muerte Coffee and was elected to the Shared Capital board in 2024. She brings over four years of related experience. She currently serves as Secretary of the Board and on the Racial Justice and Executive Committees.

Charity Schmidt

Staff, Madison Cooperative Development Coalition, Madison, Wisconsin

Charity Schmidt is a cooperative development specialist at the University of Wisconsin Center for Cooperatives, where she has worked since 2017, providing technical assistance to start-up co-ops and facilitating outreach efforts to cooperators and community-based organizations. Having previously worked as Lead Organizer for the South Central Federation of Labor, she now coordinates the work of the Madison Cooperative Development Coalition (MCDC), an initiative funded by the City of Madison to form worker cooperatives that address income inequality and racial disparities by creating living-wage and sustainable jobs, serving on the initial steering committee creating the vision for the organization. Schmidt also serves on the boards for Madison Worker Cooperatives (MadWorC), the peer-to-peer network of Madison worker cooperatives, for the Association of Cooperative Educators (ACE), and for Worker Justice WI, which builds collective worker power through training, labor rights education, collective action, and community engagement with an emphasis on interfaith involvement.

Holding Master’s Degrees both in Sociology and in Latin American, Caribbean, and Iberian Studies from the University of Wisconsin-Madison, Schmidt has taught classes on social theory, sociology of race and ethnicity, and American contemporary society at Madison College and at the University of Wisconsin-Madison. She has published work in topics ranging from diversity in and access to service learning, sociology in action beyond the university, and the crisis facing bee colonies.

Schmidt was nominated by MadWorC and was elected to the Shared Capital board of directors in 2022 and brings over 11 years of related experience to the board.. She previously served Shared Capital as its Secretary. She currently serves as chair of the Loan Committee.

Holly Jo Sparks, Vice President

Executive Director, Spartan Housing Cooperative, East Lansing, Michigan and Director, Oryana Community Co-op, Traverse City, Michigan

Holly Jo Sparks has been Executive Director of Spartan Housing Cooperative since 2014 and also works through Collective Seeds Consulting Co-op as a cooperative, community, and housing development consultant, where she has assisted clients nationally with shared-equity homeownership and financing, strategic research, and nonprofit financial management.

Over the past 23 years, Sparks has been Executive Director for three cooperative housing organizations, including the North American Students of Cooperation (NASCO). She has served on the boards of NCBA, NASCO, the National Association of Housing Cooperatives (NAHC), and Oryana Community Co-op.

Sparks studied housing, community, and economic development at University of North Carolina-Chapel Hill and at MIT, from which she holds a Master’s Degree in City Planning. Sparks was nominated by Oryana Community Co-op. She was elected to the Shared Capital Board in 2017 and brings over 29 years of related experience. She currently serves as Vice President, as well as on the Loan and Executive Committees.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation ($)	Total Compensation ($)
Christina Jennings	full-time employee	189,000* (estimate 2025)	0	189,000
Mark Downey	full-time employee	135,000* (estimate 2025)	0	135,000

*	This line is estimated compensation for this position assuming full-time employment for the entire year of 2024.

Christina Jennings and Mark Downey are the executive officers who are compensated for their service as full-time employees. Shared Capital does not compensate its 11 directors for their service as members of the Board of Directors. Shared Capital may reimburse directors for travel expenses in connection with attendance at Board and committee meetings.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of Class
Common Stock-Voting	All executive officers and directors as a group	Collectively hold 5 shares of common stock.	None	1.05%
Common Stock-Voting	Related parties of all executive officers and directors as a group	Collectively hold 7 shares of common stock.	None	1.48%
Preferred Stock (Non-Voting)	Related parties of all executive officers and directors as a group	Collectively hold $398,648 in stock.	None	7.72%

This table is accurate as of May 31, 2025. No shareholder owns, beneficially or otherwise, more than 10% of any class of Shared Capital’s voting stock.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As a cooperative association, Shared Capital regularly engages in transactions, including significant transactions with its members in the normal course of business. From January 1, 2022 to June 30, 2025, Shared Capital engaged in the following significant transactions related to directors and executive officers. All were in the normal course of business. “Significant transactions,” for the purpose of this section, is defined as transactions that exceed $120,000. There were no significant transactions with any immediate family members of directors and executive officers. Additional related party transactions can be found in Note 18 of the enclosed audited financial statements.

Terence Courtney is President of Shared Capital’s Board of Directors and is also an employee of the Federation of Southern Cooperatives, which is a cooperative and member, investor, and borrower of Shared Capital. Shared Capital approved a $1 million line of credit in 2022 and renewed it in 2024. The line of credit is partially guaranteed by a pledge of the Federation’s $250,000 holdings of Shared Capital Class A Preferred Shares. Since January 1, 2022, Shared Capital made advances on the line of credit to the Federation of Southern Cooperatives totalling $882,484 and received payments of $812,475, including $43,875 in loan fees.

Camille Kerr was a director of Shared Capital from 2020-2024, and is currently serving on Shared Capital’s Racial Justice Committee. Kerr is a co-op developer and co-founder and organizer of ChiFresh Kitchen, LWCA (ChiFresh Kitchen), a worker cooperative, and Jumpstart Housing, a housing cooperative, both of which are members and borrowers of Shared Capital. Shared Capital disbursed a $510,000 loan to Jumpstart Housing in September of 2023, and has received $209,206 in principal, interest, and fee payments. ChiFresh has made $97,105 in payments to Shared Capital since January 1, 2022.

Holly Jo Sparks is a member of Shared Capital’s Board of Directors and serves as Vice President. She is also the Executive Director of Spartan Housing Cooperative. Spartan received a $600,000 loan from Shared Capital in March of 2023, and has paid Shared Capital $112,860 in principal, interest, and fees.

Thomas Beckett served on the Shared Capital Board of Directors between 2015-2023, and is a director for both Weaver Community Housing Association and Durham Central Market. Shared Capital loaned Weaver CHA $500,000 in January of 2022, and has received $114,374 in principal, interest, and fee payments since that time. Shared Capital has also received $320,406 in loan payments from Durham Central Market between January 1, 2022 and June 30, 2025.

Alex Betzenheimer was Shared Capital’s Board President until August 2022, and has served on the Finance Committee since that time. He is also the Finance Manager at Seward Community Co-op. Shared Capital disbursed $1,034,000 in loans to Seward, and received $641,312 in loan payments and fees between January 1, 2022 and June 30, 2025. In addition, Shared Capital made a $300,000 equity investment in Seward (Class C Stock) in 2022, which investment has earned $37,459 in dividends to date.

SECURITIES OFFERED

Equity Securities to be Offered: Class A Preferred Stock

The Cooperative is offering 1,500,000 shares of Class A Preferred Stock at $10.00 per share for a total of $15,000,000. The minimum investment amount per investor is $500.00 (50 shares).

i.	Outstanding Shares

As of December 31, 2024, there were 516,196 shares of Class A Preferred Stock outstanding valued at $5,161,958. This includes Class A Preferred Stock issued in one prior Regulation A Direct Public Offering and three previous private offerings, all at $10 per share, and dividends issued in the form of additional shares to holders of Class A Preferred Stock. Subscription expenses for past stock issuances totaling $125,548 are netted against Additional Paid in Capital.

ii.	Dividends

The Class A Preferred Stock may receive an annual non-cumulative per share dividend of up to 8% of the original issue price of the share. The dividend rate of up to 8% is established by the State of Minnesota cooperative statute, and the amount of any dividend declared up to that statutory maximum is at the sole discretion of the Board. Dividends may be paid in the form of cash, additional shares of Class A Preferred Stock, or equity credits to be reflected on the books of the Cooperative. The Board has set a target annual dividend of 5% and a target dividend range of 3-6%. Shared Capital cannot pay a Patronage Dividend to its members unless it also pays at least the same amount as a dividend to holders of Class A Preferred Stock.

Shared Capital issued its first shares of Class A Preferred Stock in 2009. A dividend of 5% was paid in 2010; 3.5% in 2015; 3% in 2016; and 5% in 2021, 2022, 2023, and 2024.

iii.	Redemption Rights

The holders of Class A Preferred Stock have the following redemption rights and obligations:

●	Upon receipt of a written request from a holder of Class A Preferred Stock, the Cooperative may, at the sole discretion of the Board, redeem all or any portion of the shares of Class A Preferred Stock that the holder has requested to be redeemed. If such redemption is approved it will be made at a per share redemption price equal to the original issue price along with any declared but unpaid dividends;

●	At any time, the Cooperative may elect to redeem any or all shares of the Class A Preferred Stock at a price equal to the original issue price for the Class A Preferred Stock plus (i) the value of any declared but unpaid dividends and (ii) an amount equal to five percent (5%) of the original issue price per share for the Class A Preferred Stock divided by twelve (12), multiplied by the number of months elapsed in the then current fiscal year. There is no restriction on redemption based on any “arrearage” of dividends or sinking fund payments; because dividends and return of capital are within the discretion of the Cooperative’s Board, they cannot be in arrears.

iv.	Redemption Arrangements and Pending Redemption Requests for Class A Preferred Stock

As part of previous issuances of Class A Preferred Stock and in exchange for certain concessions from the investors, the Cooperative has on two occasions entered into special agreements about future redemptions. As to the first arrangement, in January 2012 a foundation agreed to allow the Cooperative to convert $500,000 of a debt Program Related Investment (PRI) owed by the Cooperative to the foundation to Class A Preferred Stock issued to the foundation without dividends and extend the remaining $500,000 of PRI debt for another nine years at zero percent interest. In consideration for this conversion of a debt into Preferred Stock, the Cooperative agreed to pre-approve any request from the foundation for redemption of some or all of its Class A Preferred Stock at any time i) after April 1, 2021 and ii) at any time if, after giving effect to the redemption requested by the foundation, the Cooperative’s equity as a percentage of total assets is equal to or greater than 40 percent. The Cooperative agreed not to unreasonably withhold its consent to such a redemption request, but Board approval is still required. The foundation agreed to receive no declared dividend on its Class A Preferred Stock until April 1, 2021. The foundation submitted a redemption request in 2021. The Board approved and redeemed the foundation’s $500,000 in shares in December 2024.

As to the second redemption arrangement, in January 2016, the Cooperative issued $250,000 of Class A Preferred Stock to another foundation. As part of the transaction, the Cooperative agreed to redeem the shares on or after May 31, 2023, upon a request of the foundation. Upon a redemption request by the foundation, the Cooperative may pay for the Class A Preferred Stock with a promissory note having a three-year term and an interest rate of 4.5 percent. If the redemption would cause the Cooperative’s equity as a percentage of assets to fall below 20%, the Cooperative may instead issue the redemption in loan participations, carrying certain terms and conditions. The foundation has requested redemption, which the Board has not yet agreed to. At the time of this Offering Memorandum, the equity to asset ratio would have fallen below 20%, so a promissory note was not required, and the foundation has not yet opted to pursue the participation option.

The Cooperative is currently negotiating a potential third redemption arrangement and it is possible that it may enter into the agreement in 2025 with a nonprofit for up to $2.4 million in Class A Preferred Stock to provide as loan capital subject to a side agreement allowing for the prioritization of their redemption request upon a future mutually agreed upon wind-down of the program. The Board would retain full right to approve or deny these future redemption requests.

In addition, one member cooperative that holds $250,000 in Class A Preferred Stock has submitted a request for redemption, which the Board has not yet approved. There is no agreement for special redemption rights with this offering. The Cooperative expects to be able to address pending redemption requests and begin to consistently issue redemptions of Class A Preferred Stock once it surpasses equity as a percentage of total assets of at least 20%, which it expects to reach by fiscal year end 2024 given current financial trends of the Cooperative.

The Cooperative is not, with this offering, accepting special redemption arrangements of the Shares, although investors in this offering retain the right to later seek redemption of the Shares in accordance with the governing documents of the Cooperative, and any such requests must be approved by the Board.

v.	Voting Rights

The Class A Preferred Stock has no voting rights and no approval rights; as a result, the Cooperative’s Articles of Incorporation could be changed without the approval of holders of Class A Preferred Stock, voting as a class or otherwise.

vi.	Liquidation Preference

In the event of a liquidation, the Cooperative’s assets will be distributed to holders of Class A Preferred Stock in the amount of the original issue price of the shares plus any declared but unpaid dividend, before assets are distributed to holders of any other class of the Cooperative’s equity.

vii.	Conversion

Shares of Class A Preferred Stock have no automatic conversion rights into Common Stock or any other security of the Cooperative.

viii.	Transfer Restrictions

The Class A Preferred Stock is subject to restrictions on transfer and may not be resold or otherwise transferred except as permitted under the Securities Act of 1933, as amended, and applicable state securities laws, pursuant to registration or exemption therefrom. Investors should be aware that they will be required to bear the financial risks of this investment for an indefinite period of time. In addition, Class A Preferred Stock may only be transferred in accordance with the Cooperative’s articles of incorporation and bylaws, under which transfer is subject to the consent and approval of the Cooperative’s Board of Directors. Transfers of Class A Preferred Stock are subject to a right of first refusal in favor of the Cooperative as described in the Cooperative’s bylaws and Board policies.

Debt Securities To Be Offered

In addition to the Shares, Shared Capital is offering Fifteen Million Dollars ($15,000,000) of unsecured subordinated promissory notes (the “Investment Notes”). The minimum investment in the Investment Notes is $500 and is subject to the investment restrictions described herein. Shared Capital is offering three choices of term and interest rate, as follows:

a.	$3,500,000 in 10-year term notes with a 4% interest rate;

b.	$3,500,000 in 7-year term notes with a 3.4% interest rate; and

c.	$8,000,000 in 5-year term notes with a 3% interest rate.

Interest payment options: All accrued interest will become due at maturity, provided that if an Investor has invested at least twenty-five thousand dollars ($25,000) in an Investment Note, the Investor may choose to have accrued interest paid annually. The entire outstanding principal balance of each Investment Note, together with all accrued and unpaid interest, shall be due and payable in full within 30 days after the maturity date.

Prepayment: The Cooperative may, at its discretion, prepay any of the Notes at any time without penalty, and is not obligated to prepay all Notes on a pro rata basis. To the extent payments exceed the amount of accrued interest owed to an investor as of each payment date, the excess payment will be deemed a repayment of principal and will reduce the principal balance due under each Note.

Additional Impact: Investors in the Notes will be given an opportunity to choose a 0% interest rate payable on the Notes to support the work of the Cooperative. In addition, all Note Investors may later choose to forgive repayment on all or a portion of the principal balance of their Note(s). Such forgiveness will not be considered a tax-deductible donation.

Unsecured: The Notes will be unsecured general obligations of the Cooperative.

Subordination: The Notes will be subordinate to almost all debt of the Cooperative, including debts to the Community Development Financial Institutions Fund of the U.S. Department of the Treasury (the “CDFI Fund”) and debts to certain foundations, among others. Pursuant to the Cooperative’s policy and bylaws, all obligations to members of the Cooperative are subordinated to obligations to non-members. As a result, any note held by a member, whether purchased in this Offering or otherwise, will be subordinate to the Investment Notes held by non-members.

Restrictions Applicable to all Securities Offered

Investors in both the Shares and the Investment Notes will be bound by an exclusive forum provision under the applicable subscription agreement. This means that the Investor has agreed that any lawsuit against Shared Capital would take place in Minneapolis or Saint Paul, Minnesota. This includes actions arising under the Securities Act of 1933 and/or the Securities Exchange Act of 1934. Note that there is uncertainty as to whether a court would enforce the exclusive forum provision; nevertheless, Shared Capital expects lawsuits (if any) to take place in that location. Note also that it is not legally possible to waive compliance with the federal securities laws and the rules and regulations thereunder.

EXPERTS

No experts were employed on a contingent basis, nor do any experts have any material interest in the Cooperative or any of its members.

Shared Capital’s financial statements for the years ended December 31, 2022 and 2023 have been audited by Wegner CPAs, LLP, independent auditors, as stated in their report appearing herein. Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in auditing and accounting.

FINANCIAL STATEMENTS

December 31, 2024 and 2023

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors

Shared Capital Cooperative

St. Paul, Minnesota

Opinion

We have audited the financial statements of Shared Capital Cooperative, which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Shared Capital Cooperative as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Shared Capital Cooperative and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

●	Exercise professional judgment and maintain professional skepticism throughout the audit.

●	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Shared Capital Cooperative’s internal control. Accordingly, no such opinion is expressed.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

●	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Shared Capital Cooperative’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Wegner CPAs, LLP

Madison, Wisconsin

May 6, 2025

Shared Capital Cooperative

Balance Sheets

December 31, 2024 and 2023

	2024	2023
ASSETS
CURRENT ASSETS
Cash	$3,673,225	$2,908,090
Certificates of Deposit	1,013,448	-
Accounts Receivable	28,781	13,823
Prepaid Expenses	69,837	84,291
Accrued Interest Receivable	207,017	157,774
Current Portion of Notes Receivable	6,207,259	6,895,101

Total Current Assets	11,199,567	10,059,079

Property and Equipment - Net	4,056	12,659
Intangible Assets - Net	5,209	7,868

OTHER ASSETS
Security Deposit	3,000	3,000
Equity in Other Cooperatives	337,459	300,000
Deposit in Other Cooperatives	10,075	10,075
Notes Receivable Less Current Portion - Net of Loan Loss Allowance	14,941,305	14,942,823
Operating Lease Right of Use Asset	96,774	131,325
Deferred Taxes	11,000	18,000

Total Assets	$26,608,445	$25,484,829

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Accounts Payable	$11,918	$499,286
Accrued Expenses	34,060	34,302
Patronage Dividend Payable	23,363	-
Deferred Revenue	1,806,921	2,054,560
Funds Held for Others	406,868	401,827
Income Taxes Payable	80,182	2,510
Current Portion of Accrued Interest Payable	43,163	161,315
Current Portion of Operating Lease Liabilities	35,518	33,301
Line of Credit	1,000,000	-
Current Portion of Long-Term Debt	3,148,737	3,318,213
Total Current Liabilities	6,590,730	6,505,314

LONG-TERM LIABILITIES
Operating Lease Liabilities Net of Current Portion	62,788	98,757
Accrued Interest Payable Net of Current Portion	339,219	177,252
Line of Credit	-	1,000,000
Long-Term Debt Net of Current Portion and Loan Costs	13,610,785	13,007,232

Total Liabilities	20,603,522	20,788,555

EQUITY
Preferred Stock, $10 par value, 10,000,000 shares authorized, 516,196 and 393,109 shares issued and outstanding	5,161,958	3,931,085
Common Stock - Voting, $10 par value, 10,000 shares authorized, 474 and 464 issued and outstanding	4,740	4,640
Common Stock - Nonvoting, $10 par value, 10,000,000 shares authorized, 155,645 shares issued and outstanding	1,556,451	1,556,451
Additional Paid-In Capital (net of subscription fees of $104,758 and $125,548, respectively)	722,732	682,068
Retained Patronage	188,954	98,525
Accumulated Deficit	(1,629,912)	(1,576,495)

Total Equity	6,004,923	4,696,274

Total Liabilities and Equity	$26,608,445	$25,484,829

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF INCOME

Years Ended December 31, 2024 and 2023

	2024	2023
REVENUE
Interest Income - Loans	$1,392,252	$1,244,654
Interest Income - Cash Accounts	58,290	65,228
Loan Fees	86,868	260,607
Loan Recovery Income	12,271	22,084
Grants and Contributions	2,555,725	2,239,101
Consulting Income	375,111	19,035
Investment Income	37,580	94
Other	11,047	9,000

Total Revenue	4,529,144	3,859,803

EXPENSES
Provision for Credit Losses	505,508	448,703
Personnel	1,115,867	1,107,023
Outside Services	191,946	171,365
Interest	417,456	378,162
Contributions	1,455,215	1,170,958
Professional Servies	108,466	107,377
Advertising	46,223	37,813
Occupancy	64,616	61,107
Office Supplies	28,412	57,160
Depreciation and Amortization	12,880	15,701
Seminars, Travel, Training	68,372	85,182
Fees	36,075	16,387
Dues	9,842	7,900
Board Expense	91,493	300

Total Expenses	4,152,371	3,665,138

Net Income Before Income Taxes and Patronage Dividend	376,773	194,665

Provision for Income Taxes	(148,617)	(47,981)

Net Income	$228,156	$146,684

See accompanying notes.

SHARED CAPITAL COOPERATIVE

STATEMENTS OF EQUITY

Years Ended December 31, 2024 and 2023

		Common	Common	Additional
	Preferred	Stock -	Stock -	Paid-In	Retained	Accumulated	Total
	Stock	Voting	Nonvoting	Capital	Patronage	Deficit	Equity

Balance December 31, 2022	$3,390,975	$4,340	$1,555,901	$659,292	$99,077	$(1,594,969)	$4,114,616

Purchases	411,900	300	25	30,640	-	-	442,865
Redemptions	-	-	-	(7,339)	(552)	-	(7,891)
Stock Converted	-	-	525	(525)	-	-	-
Preferred Stock Dividend	128,210	-	-	-	-	(128,210)	-
Net Income	-	-	-	-	-	146,684	146,684

Balance December 31, 2023	3,931,085	4,640	1,556,451	682,068	98,525	(1,576,495)	4,696,274

Purchases	1,637,540	130	-	42,609	-	-	1,680,279
Redemptions	(571,425)	(30)	-	(1,945)	(3,023)	-	(576,423)
Preferred Stock Dividend	164,758	-	-	-	-	(164,758)	-
Patronage Dividend	-	-	-	-	93,452	(116,815)	(23,363)
Net Income	-	-	-	-	-	228,156	228,156

Balance June 30, 2024	$5,161,958	$4,740	$1,556,451	$722,732	$188,954	$(1,629,912)	$6,004,923

See accompanying notes.

Shared Capital Cooperative

Statements of Cash Flows

Years Ended December 31, 2024 and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$228,156	$146,684
Adjustments to Reconcile Net Income to
Net Cash Flows from Operating Activities
Depreciation and Amortization	12,880	15,701
Change in Loan Loss Allowance	209,906	5,549
Amortization of Loan Costs	10,648	5,114
Amortization of Operating Lease Right-of-Use Asset	34,551	24,643
Forgiveness of Notes Payable	(600,000)	(600,000)
Deferred Taxes	7,000	(4,000)
(Increase) Decrease in Assets
Accounts Receivable	(14,958)	602,550
Prepaid Expenses	14,454	21,195
Accrued Interest Receivable	(49,243)	(74,795)
Equity Investments in Other Cooperatives (Net)	(37,459)	-
Membership Equity in Other Cooperatives	-	(5,000)
Increase (Decrease) in Liabilities
Accounts Payable	(487,368)	443,149
Accrued Expenses	(242)	6,177
Deferred Revenue	(247,639)	298,885
Operating Lease Liabilities	(33,752)	(23,910)
Funds Held for Others	5,041	102,914
Income Taxes Payable	77,672	(33,678)
Accrued Interest Payable	43,815	(24,166)

Net Cash Flows from Operating Activities	(826,538)	907,012

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of and Interest Retained in Certificates of Deposit	(1,013,448)	-
Proceeds from Notes Receivable	2,596,454	9,314,102
Purchases of Leasehold Improvements and Equipment	(1,618)	-
Issuance of Notes Receivable	(2,117,000)	(15,582,000)

Net Cash Flows from Investing Activities	(535,612)	(6,267,898)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from Line of Credit	-	1,000,000
Proceeds from Issuance of Long-Term Debt	1,454,211	1,901,341
Payments on Long-Term Debt	(413,621)	(1,113,876)
Payments of Loan Costs	(17,161)	(10,788)
Purchases of Common Stock	42,739	30,965
Redemptions of Common Stock	(1,975)	(7,339)
Purchases of Preferred Stock	1,637,540	411,900
Patronage Dividend Retained	(571,425)	-
Redemptions of Retained Patronage	(3,023)	(552)

Net Cash Flows from Financing Activities	2,127,285	2,211,651

Net Change in Cash	765,135	(3,149,235)

Cash at Beginning of Year	2,908,090	6,057,325

Cash at End of Period	$3,673,225	$2,908,090

SUPPLEMENTARY DISCLOSURES
Cash Paid for Interest	$362,993	$397,214
Cash Paid for Income Taxes	42,198	52,204
Preferred Stock Dividend	164,758	128,210
Patronage Dividend Payable	23,363

See accompanying notes.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Shared Capital Cooperative (Shared Capital) is a member-owned and member-governed Community Development Financial Institution (CDFI) loan fund whose mission is to build a just, equitable, and democratic economy by investing in cooperative enterprises. Shared Capital provides financing to consumer, worker, housing, and producer cooperatives and their members throughout the United States.

Formed in 1978, Shared Capital is organized as a cooperative association under Chapter 308A of Minnesota law and has over 300 member cooperatives and over 100 individual members. Shared Capital obtains funds from its members as well as from non-member individuals and institutions interested in supporting the cooperative economy.

Notes Receivable

Notes receivable are commercial loans made by Shared Capital to cooperatively owned businesses and housing organizations in the normal course of business.

Notes receivable are stated at unpaid principal balances, less an allowance for loan losses. Interest on loans is recognized over the term of the loan and is calculated using the simple-interest method on principal amount outstanding.

The ability of the borrowers to honor their contracts is dependent upon sound management of the cooperative, general economic conditions, and the value of collateral, including real estate, equipment, and other business assets securing the loan.

Nonaccrual status is an accounting treatment applied to loans when the collection of interest or principal is in doubt. Under this status, accrued interest is no longer recognized as income, and any payments received are applied first to principal and fees rather than interest. A loan is typically placed on nonaccrual status when management determines it is impaired and there is a significant risk of loss to principal and/or interest.

Loans are written off if all or a portion of the loan is deemed to be uncollectible by management based on economic conditions, business conditions, and collection efforts. It is Shared Capital’s policy that any loan that is more than 120 days delinquent will be written off unless management determines that repayment of the loan is imminent, whether through collections, liquidation, or foreclosure. The write off of any loan requires approval by the Board of Directors, generally upon recommendation from the Loan Committee.

As of December 31, 2024, there were 8 loans to 5 borrowers with total outstanding balance of $1,432,525 on non-accrual status. As of December 31, 2023, there were 5 loans to 2 borrowers with total outstanding balance of $893,640 on non-accrual status.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leasehold Improvements and Equipment

Purchases of leasehold improvements and equipment over $1,000 are capitalized at cost and depreciated using the straight-line method over the estimated useful lives of the assets, five years for leasehold improvements and three to ten years for office equipment and furniture.

Advertising

Advertising costs are expensed as incurred.

Intangible Assets

Intangible assets consist of website development and trademark costs. Website development costs are amortized over 3 years and trademark costs are amortized over 10 years using the straight-line method.

Allowance for Credit Losses

The allowance for credit losses is a non-cash reserve established against expected losses on notes receivable. Each loan in the portfolio is assigned a risk rating and each rating has a corresponding percentage that must be set aside as an allowance. The risk ratings and corresponding allowance requirements are established in the Board-approved lending policies and are based on the historical experience of Shared Capital’s portfolio and the established best practices of CDFI loan funds. The ratings and the allowance are evaluated regularly by management based upon qualitative factors that require a high degree of management judgment. These factors include adverse situations that may affect the borrower’s ability to repay, estimated value of the underlying collateral, and prevailing economic conditions. The Loan Committee establishes initial risk ratings at the time loans are approved and must approve any changes to ratings. On a quarterly basis the Loan Committee reviews and approves all risk ratings and the allowance for credit losses. The Board of Directors reviews the allowance and risk ratings at least annually.

The allowance for credit losses is established as losses are estimated. Loan losses are charged against the allowance when the Board believes the loan is uncollectible and is written off. Subsequent recoveries are recorded as loan recovery income.

In addition to the accrual-based allowance for credit losses, Shared Capital holds cash reserves for its loans made through the Accelerate Employee Ownership Program. At December 31, 2024 and 2023, these cash reserves totaled $290,000.

Loan Costs

Loan costs are the costs, including legal fees, associated with obtaining specific long-term liabilities. Loan costs of $47,737 and $30,576 at December 31, 2024 and 2023 are being amortized over the length of the underlying notes payable. Amortization of loan costs, recorded as interest expense in the statements of income, was $10,648 and $5,114 for 2024 and 2023. Accumulated amortization was $20,767 and 10,119 at December 31, 2024 and 2023.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subscription Fees

Subscription fees consist of costs associated with the issuance of preferred equity in Shared Capital and are recorded on the balance sheets as a reduction of additional paid-in capital. Subscription fees totaled $104,758 and $125,548 at December 31, 2024 and 2023.

Income Taxes

Shared Capital is taxed as a cooperative and is subject to the provisions of Subchapter T of the Internal Revenue Code. The Bylaws of Shared Capital require the cooperative to annually distribute net income from patronage to its members, based on their patronage with Shared Capital (interest paid by borrowers), at the discretion of the Board of Directors. Distributions in the form of qualified patronage dividends reduce Shared Capital’s income tax liability. However, losses in Shared Capital’s patronage business may be carried forward to offset future distributions of net income from patronage.

Revenue Recognition

Grants and contributions revenue is recognized when Shared Capital fulfills its performance obligations required by an award. Conditional awards that have been received but have not yet been recognized as revenue are shown as deferred revenue on the balance sheets. When a grant is awarded for non-specific purposes (e.g. a “general operating grant”) with no grantor rights for return of the funds, Shared Capital recognizes the grant funds upon receipt. In cases where the grant is for a specific purpose or otherwise intended to be used for a specific purpose over a span of time, Shared Capital recognizes those funds at such time that the funds have been used for the specific purpose outlined in the applicable grant agreement.

A contract liability is recognized when payments of grants and contributions are received before Shared Capital’s performance obligations have been fulfilled. Shared Capital’s contract liabilities from advance grants and contributions payments received at December 31, 2024 and 2023 were as follows:

	2024	2023
Beginning of Year	$2,054,650	$0
End of Year	1,806,921	2,054,560

Loan fees revenue consist of non-refundable commitment fees, which are recognized as income when a loan is approved; loan origination fees, which are recognized as income when a loan is closed; and loan servicing fees received from participating lenders/investors and organizations for whom Shared Capital services loans, which are recognized as income when earned. Consulting income is recognized as Shared Capital staff provides consulting services to its customers.

Investment income consists of dividends and gains on equity investments in other cooperatives.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases

Shared Capital does not recognize short-term leases in the balance sheet. For these leases, Shared Capital recognizes the lease payments in the results of operations on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. Shared Capital also does not separate nonlease components from lease components for all classes of underlying assets and instead accounts for each separate lease component and the nonlease components associated with that lease component as a single lease component. If the rate implicit in the lease in not readily determinable, Shared Capital uses an incremental borrowing rate as the discount rate for the lease for all classes of underlying assets.

Reclassifications

Certain accounts in the prior-year financial statements have been reclassified for comparative purposes to conform with the presentation in the current-year financial statements.

Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Date of Management’s Review

Management has evaluated subsequent events through May 6, 2025, the date which the financial statements were available to be issued.

NOTE 2 - NOTES RECEIVABLE

Recorded investments in loans by portfolio segment at December 31, 2024 and 2023 consisted of the following:

	2024	2023
Cooperative housing mortgage loans	$8,161,073	$6,904,733
Cooperative business mortgage loans	3,155,630	3,770,610
Cooperative business loans	11,567,564	12,670,294
Loans to individuals to purchase cooperative housing (Share)	52,485	61,027
Microenterprise	16,707	26,249
Total notes receivable	22,953,459	23,432,913
Less current portion of notes receivable	6,207,259	6,895,101
Less allowance for loan losses	1,804,895	1,594,989
Notes receivable - net of current portion and loan loss allowance	$14,941,305	$14,942,823

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 2 - NOTES RECEIVABLE (continued)

Descriptions of the loan portfolio segments are as follows:

●	Cooperative housing mortgage loans are commercial real estate loans for the acquisition and rehabilitation of multifamily housing properties secured by a mortgage.

●	Cooperative business mortgage loans are loans for commercial real estate secured by a mortgage.

●	Cooperative business loans are loans secured by other business assets excluding real estate.

●	Loans to individuals are loans to purchase cooperative housing. Share loans in housing cooperatives are loans to individuals to purchase shares in housing cooperatives.

●	Microenterprise loans are loans to cooperative businesses with fewer than five full-time equivalent employees and requiring less than $50,000 in financing.

Commercial real estate loans receivable at December 31, 2024 and 2023 were comprised of the following:

	2024		2023
Multi-Family Housing	$8,161,073	72.1%	$7,504,536	70.3%
Office	155,243	1.4%	0
Production/Mfg	333,789	2.9%	338,780	3.2%
Retail	2,666,599	23.6%	2,832,027	26.5%
Total Mortgage Loans	$11,316,704	100.0%	$10,675,343	100.0%

There are no significant or material geographic concentrations within the commercial real estate loan portfolio.

The change in the allowance for credit losses in 2024 and 2023 consisted of the following:

	2024	2023
Beginning allowance	$1,594,989	$1,589,440
Loans written off	(295,611)	(443,153)
Increase in provision for loan losses	505,517	448,702
Ending allowance	$1,804,895	$1,594,989

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 2 - NOTES RECEIVABLE (continued)

The allowance for credit losses by portfolio segment at December 31, 2024 and 2023 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro-enterprise	Total
January 1, 2024 Allowance	$237,323	$133,984	$1,220,447	$610	$2,625	$1,594,989
Loans Written Off	(23,111)	-	(272,500)	-	-	(295,611)
Increase (Decrease)	59,820	(20,991)	467,990	(348)	(954)	505,517
2024 Ending Allowance	$274,032	$112,993	$1,415,937	$262	$1,671	$1,804,895

January 1, 2023 Allowance	$144,255	$51,557	$1,393,282	$346	$-	$1,589,440
Loans Written Off	-	-	(443,153)	-	-	(443,153)
Increase (Decrease)	93,068	82,427	270,318	264	2,625	448,702
2023 Ending Allowance	$237,323	$133,984	$1,220,447	$610	$2,625	$1,594,989

Of the $295,611 written off in 2024, $23,111 was from loans originated in 2018, and $272,500 was from loans originated in 2021. Of the $443,153 written off in 2023, $316,818 was from loans originated in 2015, $56,358 was from loans originated in 2019, and $69,978 was from loans originated in 2021.

The aging of loans by portfolio segment at December 31, 2024 and 2023 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro-enterprise	Total
Current	$7,378,893	$3,498,873	$12,006,500	$52,485	$16,708	$22,953,459
31-90	-	-	-	-	-	-
90+ days	-	-	-	-	-	-
June 30, 2024 Total	$7,378,893	$3,498,873	$12,006,500	$52,485	$16,708	$22,953,459

Current	$6,904,733	$3,770,670	$12,669,583	$61,027	$26,249	$23,432,262
31-90	-	-	-	-	-	-
90+ days	-	-	651	-	-	651
June 30, 2023 Total	$6,904,733	$3,770,670	$12,670,234	$61,027	$26,249	$23,432,913

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 2 - NOTES RECEIVABLE (continued)

The credit quality of loans receivable at December 31, 2024 and 2023 was as follows:

	Cooperative housing mortgage loans	Cooperative business mortgage loans	Cooperative business loans	Loans to individuals (Share)	Micro-enterprise	Total
A	$2,262,332	$989,967	$1,861,012	$52,485	$-	$5,165,796
B	2,006,687	1,117,581	4,055,288	-	-	7,179,556
C	2,211,255	1,391,325	2,687,503	-	-	6,290,083
D	669,534	-	1,825,508	-	16,708	2,511,750
E	122,431	-	132,318	-	-	254,749
F	-	-	11,600	-	-	11,600
FF	106,654	-	686,100	-	-	792,754
G	-	-	747,171	-	-	747,171
2024 Total	$7,378,893	$3,498,873	$12,006,500	$52,485	$16,708	$22,953,459

A	$1,307,000	$-	$-	$61,027	$-	$1,368,027
B	3,308,683	2,727,490	4,009,702	-	-	10,045,875
C	2,078,255	1,043,180	5,095,555	-	-	8,216,990
D	210,795	-	2,794,326	-	26,249	3,031,370
E	-	-	-	-	-	-
F	-	-	-	-	-	-
FF	-	-	-	-	-	-
G	-	-	770,651	-	-	770,651
2023 Total	$6,904,733	$3,770,670	$12,670,234	$61,027	$26,249	$23,432,913

Category	Description of Creditworthiness	Commercial	Share
A+	Highest credit quality, borrower is stable and reliable	0%	0%
A	Borrower is stable and reliable	1%	0.5%
B	Good borrower, but some recent internal or external changes	3%	2%
C	Good borrower, but recent significant internal or external changes	5%	3%
D	Borrower is either rebounding or heading into a period of significant difficulties	10%	6%
E	Relatively weak borrower facing some internal or external challenges	15%	10%
F	Weak borrower facing significant challenges	25+%	25+%
FF	Weak borrower facing severe challenges	50+%	50+%
G	Doubtful	Up to 100%	Up to 100%

Loans are considered impaired if Shared Capital considers it likely that at least some of the principal and interest payments will not be collected. All loans are individually reviewed for impairment. Two loans receivable totaling $295,611 were written off as uncollectible in 2024, and two loans receivable totaling $443,153 were written off as uncollectable in 2023.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 2 - NOTES RECEIVABLE (continued)

Off Balance Sheet Loans

In addition to the loans summarized above, at December 31, 2024 and 2023 Shared Capital serviced $4,582,661 and $4,784,603 in loans that are not recorded on the balance sheets. These include $4,438,588 and $4,643,599 of loan participations, which have been sold to other lenders and constitute true sales with no recourse or liability to Shared Capital. The amounts represent loan balances of funds administered on behalf of other organizations under contract, and for which Shared Capital holds no liability or risk.

NOTE 3 - EQUITY INVESTMENTS IN OTHER COOPERATIVES

Shared Capital holds equity investments as part of its financing activities. At December 31, 2024 and 2023, the investments were comprised of $337,459 and $300,000 of preferred stock in a food cooperative and $10,000 of preferred stock in a worker cooperative. Shared Capital recorded allowances for investment losses on these investments of $10,000 at December 31, 2024 and 2023 based on management’s knowledge of the economic conditions and circumstances of the investees.

NOTE 4 - MEMBERSHIP EQUITY IN OTHER COOPERATIVES

Membership equity in other cooperatives primarily consists of an investment in National Cooperative Bank (NCB). Shared Capital held $10,000 of Class B membership shares in NCB at December 31, 2024 and 2023. Shared Capital also held $75 in membership shares in Seward Community Co-op at December 31, 2024 and 2023. Shared Capital does not consider this part of its financing activities or its investment portfolio.

NOTE 5 - CONCENTRATION OF CREDIT RISK

Shared Capital maintains cash balances at two financial institutions located in the United States. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2024 and 2023, Shared Capital’s uninsured cash balances totaled approximately $3,239,000 and $2,443,000.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 6 - LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Leasehold improvements and equipment at December 31, 2024 and 2023 consisted of the following:

	2024	2023
Leasehold improvements	$16,333	$16,333
Office equipment and furniture	83,903	82,285
Property and equipment	100,236	98,618
Less accumulated depreciation	96,180	85,959
Property and equipment - net	$4,056	$12,659

Depreciation expense for 2024 and 2023 was $10,221 and $13,042, respectively.

NOTE 7 - INTANGIBLE ASSETS

Intangible assets at December 31, 2024 and 2023 consisted of the following:

	2024	2023
Intangible assets - gross	$44,656	$44,656
Less accumulated amortization	39,447	36,788
Intangible assets - net	$5,209	$7,868

Amortization expense for 2024 and 2023 was $2,659.

NOTE 8 - LINE OF CREDIT

Shared Capital has a $1,000,000 unsecured line of credit with NCB which expires in December 2025. It bears an interest rate of 30-day Averaged Secured Overnight Financing Rate plus 225 basis points. Shared Capital’s outstanding balance on the line of credit was $1,000,000 at December 31, 2024 and 2023.

NOTE 9 - RETIREMENT PLAN

Shared Capital has established a salary deferral retirement plan with matching contributions for participating employees. The plan has received IRS approval under Section 408(p) of the Internal Revenue Code. The plan covers all employees who have met certain service requirements. Shared Capital will match the elective contributions of an employee in an amount not exceeding 3% of the employee’s compensation. Matching contributions totaled $25,830 and $24,156 for 2024 and 2023.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 10 - LEASES

Shared Capital leases office space in St. Paul, Minnesota under an operating lease that expires in 2027.

The components of total lease cost are as follows:

	2024	2023
Operating lease expense	$40,351	$39,613
Variable lease expense	9,580	6,448
Total lease expense	$49,931	$46,061

Other information related to operating leases is as follows:

	2024	2023
Operating cash flows from operating leases	$39,552	$38,880
ROU assets obtained in exchange for new operating	-	7,176
Weighted-average remaining lease term in years for operating leases	2.58	3.58
Weighted-average discount rate for operating leases	5.5%	5.5%

The maturities of operating lease liabilities as of December 31, 2024 are as follows:

2025	$40,046
2026	41,248
2027	24,477

Total minimum lease payments	105,771
Imputed interest	(7,465)

Total lease liabilities	$98,306

NOTE 11 - FUNDS HELD FOR OTHERS

Shared Capital has an agreement with NASCO Development Services (NDS) to provide loan servicing functions for its Kagawa Fund. Shared Capital accumulates principal and interest collections, net of remitting interest due to investors of the Kagawa Fund, for use in providing additional loans on behalf of Kagawa Fund. NDS and the Kagawa Fund investors bear all risk of loss pertaining to these loans. Shared Capital receives a servicing fee for administering the portfolio and closing and origination fees on new loans issued.

At December 31, 2024 and 2023, Shared Capital held $406,868 and $403,868 in funds payable to NDS and available for lending. At December 31, 2024 and 2023, Shared Capital was servicing $144,073 and $141,064 of loans for the Kagawa Fund, which were not recorded on Shared Capital’s balance sheets.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 12 - LONG-TERM DEBT

Long-term debt primarily consists of various notes payable to institutional investors, other cooperatives, and individuals.

Long-term debt at December 31, 2024 and 2023 consisted of the following:

	2024	2023
Senior loans payable	$8,272,434	$9,292,434
Subordinate loans payable	8,479,557	6,946,334
Paycheck Protection Program loan	34,501	107,134

Long-term debt	16,786,492	16,345,902
Less current portion of long-term debt	3,148,737	3,318,213
Less loan costs	26,970	20,457

Long-term debt net of current portion and loan costs	$13,610,785	$13,007,232

Some of the loans payable are subject to covenants as outlined in the loan agreements.

Future minimum principal payments on long-term debt consist of the following:

Due on Demand	$279,065
2025	2,869,672
2026	1,104,790
2027	1,486,665
2028	2,147,974
2029	1,904,843
Thereafter	6,993,483
Long-Term Debt	$16,786,492

The notes payable at December 31, 2024 and 2023 have interest rates ranging from 0% to 4.5%, are unsecured, and mature through 2035. The weighted average interest rate on all long-term debt at December 31, 2024 and 2023 was 2.38% and 2.23%. The weighted average for senior debt was 2.62% and 2.17%. The weighted average for subordinate debt was 2.15% and 2.32%.

At December 31, 2024 and 2023, long-term debt less current portion includes $1,800,000 and $900,000 that is a portion of the debt forgiven by New World Foundation in each of those years. Under the terms of an agreement with a program partner, sixty percent of the forgiven debt is payable to the partner but is retained by Shared Capital until the winddown of the program in 2032 and can be used to offset losses on a pro rata basis for any loan losses incurred in excess of the cash reserve held for the program (see Note 17).

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 12 - LONG-TERM DEBT (continued)

In April 2020, Shared Capital received a Paycheck Protection Program (PPP) loan as part of the Coronavirus Aid, Relief, and Economic Security Act implemented by the United States Small Business Administration (SBA) to help cover payroll costs, rent, and utilities during the COVID-19 outbreak at 1% interest and repayable over 24 months. In 2022 the SBA informed Shared Capital that the PPP award does not meet the criteria for loan forgiveness due to Shared Capital’s status as a for-profit financial institution. Shared Capital appealed this decision but did not receive forgiveness. The PPP loan balance, part of the current portion of long-term debt, was $34,501 and $107,134 at December 31, 2024 and 2023. The PPP loan was repaid in full in April 2025.

NOTE 13 - PREFERRED STOCK

Shared Capital issues Class A Preferred Stock to member and non-member investors to raise capital to carry out its lending activities. The preferred stock has no voting rights and shares may only be transferred upon the approval of the Board of Directors. The preferred stock has a liquidation preference over other equities. Redemption of preferred stock is at the discretion of the Board of Directors.

Shared Capital has specific redemption arrangements with two foundations that purchased Class A preferred shares in Shared Capital in the amounts of $250,000 and $500,000 in 2016 and 2012 respectively. In exchange, Shared Capital received certain considerations such as accompanying grants, extended stock holding period, and/or foregoing of dividends on the preferred stock. Under these redemption arrangements, the Board maintains the right to reject or postpone the foundations’ redemption requests or convert such payment on redeemed shares to debt.

In December 2024, Shared Capital redeemed $500,000 to one foundation. The other foundation that holds preferred stock in the amount of $250,000 has requested redemption in accordance with the terms of the agreement. However, Shared Capital’s Board of Directors has not yet approved the redemption. These shares are not listed separately on the balance sheet as redeemable stock because the shares represent less than 5% of total shares outstanding, and the terms under which this redemption may be requested are materially similar to the terms under which any shareholder request would be considered for redemption.

NOTE 14 - DIVIDENDS

At the discretion of the Board of Directors, Shared Capital may pay holders of preferred stock an annual dividend of up to 8% in the form of cash, additional shares of preferred stock, or equity credits. In 2024 and 2023 Shared Capital’s Board of Directors declared preferred stock dividends in the amount of $164,758 and $128,210, which reflect a 5% return each year to investors on prior year holdings.

As a cooperative, Shared Capital may distribute patronage dividends, at the discretion of the Board of Directors, to its members based on the interest paid by the member on loans from Shared Capital. Patronage dividends may be paid in the form of cash or additional equity credits held as retained patronage. Shared Capital declared a qualified patronage dividend in the amount of $116,815 on 2024 earnings. $23,363 is payable to Shared Capital’s members in cash, and $93,452 is to be held as retained patronage. No patronage dividend was declared on 2023 earnings.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 15 - COMMITMENTS

In its normal course of business, Shared Capital issues formal commitments to issue notes receivable at a future date. Commitments are issued after loan approval, confirmation of availability of funds, and confirmation that all applicant conditions have been met. These are commitments to extend credit that involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the financial statements.

As of December 31, 2024 and 2023, Shared Capital carried outstanding commitments of approximately $785,772 and $2,812,000 to lend funds to meet the financing needs of its members.

NOTE 16 - INCOME TAXES

The provision for income taxes for 2024 and 2023 was comprised of the following:

	2024	2023
Current federal income tax expense	$(104,614)	$(42,935)
Current state income tax expense	(37,003)	(9,046)
Deferred income tax benefit (expense)	(7,000)	4,000
Provision for Income Taxes	$(148,617)	$(47,981)

Shared Capital’s total deferred tax asset, valuation allowance, and total deferred tax liability at December 31, 2024 and 2023 consisted of the following:

	2024	2023
Total Deferred Tax Asset	$11,000	$18,000
Valuation Allowance	-	-
Total Deferred Tax Liability	-	-
Deferred Taxes	$11,000	$18,000

Deferred taxes consist of the future tax effects of net operating loss carryforwards and timing differences between costs recorded as expenses for financial statement purposes and deductions for income tax purposes. Shared Capital utilized all of its remaining net operating loss carryforwards in 2024.

SHARED CAPITAL COOPERATIVE

NOTES TO FINANCIAL STATEMENTS

December 31, 2024 and 2023

NOTE 17 - GRANTS AND CONTRIBUTIONS

Grants and Contributions include $1,500,000 in debt forgiveness in each year in 2024 and 2023 of a $4,000,000 0% interest loan made to Shared Capital in 2019 by New World Foundation under its Quality Jobs Fund. The loan provides capital for financing to support the transition of successful businesses to employee ownership to create and sustain high quality jobs in local communities. At December 31, 2024, $3,000,000 had been forgiven and the remaining $1,000,000 is anticipated to be forgiven in 2025. Forgiveness was granted based on compliance with funding requirements including the successful deployment of the funds for the program purposes.

Sixty percent of the New World Foundation forgiven debt, in the amount of $900,000 in each of 2024 and 2023, was payable to a nonprofit program partner and is recorded as contribution expense. This obligation of $1,800,000 in 2024 and $900,000 in 2023 is reflected as long-term debt on Shared Capital’s balance sheet.

In 2024 and 2023, Shared Capital administered grant programs on behalf of third parties whereby Shared Capital received grants from or on behalf of those third parties, and regranted those funds as directed under applicable agreements. $555,215 and $235,958 were recognized both as grant and contribution revenue and as contribution expense immediately upon the disbursement of the regranted funds.

Grants and contributions for 2024 and 2023 consisted of the following:

	2024	2023
Regranted under grant administration agreements	$555,215	$235,958
Recognized upon satisfaction of conditions	199,174	464,577
No conditions - recognized on receipt	301,336	38,566
Loan forgiveness	1,500,000	1,500,000
Total Grants and Contributions	$2,555,725	$2,239,101

NOTE 18 - RELATED PARTIES

Several directors of Shared Capital are employed by, or are directors of, Shared Capital member organizations or other organizations that borrow from, lend to, or hold common or preferred stock in Shared Capital. Several Shared Capital directors as well as several staff members are members of the cooperative’s individual class of members and hold common stock. They may also lend to Shared Capital.

Several staff members are directors of member organizations or other organizations that borrow from, lend to, award grant funding to, or hold common or preferred stock in Shared Capital.

Such activities were in the ordinary course of business at normal credit terms, including interest rates and collateralization, and do not represent more than a normal risk of collection.

Significant related party activities for 2024 and 2023 are summarized as follows:

	2024	2023
Equity and deposits in related parties	$337,459	$310,000
Notes receivable from related parties	5,385,449	5,407,718
Long-term debt payable to related parties	935,719	719,904
Preferred stock held by related parties	790,737	723,617
Interest income earned from related parties	336,160	182,996
Interest expense incurred to related parties	26,566	24,558
Lines of credit from related parties	1,000,000	1,000,000

Additionally, an employee of NCB is a member of Shared Capital’s loan committee. Shared Capital holds membership equity in NCB as disclosed in Note 4 and has a line of credit as disclosed in Note 8. NCB also holds membership equity in Shared Capital.

PART III - EXHIBITS

INDEX TO EXHIBITS

Description of Exhibits:

Exhibit 2(a)(i):	Articles of Incorporation as Restated
Exhibit 2(a)(ii):	All Amendments to Articles of Incorporation after Restatement
Exhibit 2(b):	Bylaws in Effect as of the Date of this Offering Statement
Exhibit 3(a):	Form of Investment Note
Exhibit 4(a):	Form of Shared Capital Cooperative Subscription Agreement for Class A Preferred Stock
Exhibit 4(b):	Form of Shared Capital Cooperative Subscription Agreement — Investment Note
Exhibit 11:	Auditor Letter of Consent
Exhibit 12:	Opinion of Counsel re: Legality of Securities Offered
Exhibit 13:	National Cooperative Bank Line of Credit Agreement

III-1

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Saint Paul, State of Minnesota, on July 10, 2025.

SHARED CAPITAL COOPERATIVE

by

/s/ Christina Jennings
Principal Executive Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)	/s/ Christina Jennings
(Title)	Principal Executive Officer
(Date)	July 10, 2025

(Signature)	/s/ Mark Downey
(Title)	Director of Finance and Operations AND Principal Financial Officer AND Principal Accounting Officer
(Date)	July 10, 2025

(Signature)	/s/ Samantha Bailey
(Title)	Director
(Date)	July 10, 2025

(Signature)	/s/ Anna Boyer
(Title)	Director
(Date)	July 10, 2025

(Signature)	/s/ Enrique Blanco
(Title)	Director
(Date)	July 10, 2025

(Signature)	/s/ Terence Courtney
(Title)	President and Director
(Date)	July 10, 2025

(Signature)	/s/ Richard Dines
(Title)	Director
(Date)	July 10, 2025

(Signature)	/s/ Matthew Epperson
(Title)	Director
(Date)	July 10, 2025

(Signature)	/s/ Anthony Goodwin
(Title)	Director
(Date)	July 10, 2025

III-2